EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTEGRA TELECOM HOLDINGS, INC.

ITH ACQUISITION CORP.

AND

ESCHELON TELECOM, INC.

DATED AS OF MARCH 19, 2007

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 19, 2007, is by and among INTEGRA TELECOM HOLDINGS, INC., an Oregon corporation (“Parent”), ITH ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ESCHELON TELECOM, INC., a Delaware corporation (the “Company”).

INTRODUCTION

A.            The respective boards of directors of Parent, Merger Sub and the Company have approved, and have determined that it is in the best interests of their respective shareholders to consummate, the acquisition of the Company by Parent and Merger Sub upon the terms and subject to the conditions set forth herein.

B.            As a condition and an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company have concurrently herewith entered into certain Voting Agreements with Parent in the form attached hereto as Exhibit A (the “Voting Agreements”).

AGREEMENT

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
THE MERGER

SECTION 1.1                                             The Merger.

Subject to the terms and conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, the Company and Merger Sub shall consummate a merger (the “Merger”) pursuant to which (i) Merger Sub shall merge with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation (the Company, as the surviving corporation in the Merger is sometimes referred to herein as the “Surviving Corporation”) in the Merger and (iii) the separate corporate existence of the Company shall continue unaffected by the Merger.

SECTION 1.2                                             Effective Time; Closing Date.

(a)           Parent, Merger Sub and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be delivered on the Closing Date (or on such other date as Parent and the Company may agree in writing) to the Secretary of State of the State of Delaware for filing as provided in the DGCL, and shall make all other deliveries, filings or recordings required by the DGCL in connection with the Merger.  The Merger shall become effective on the date on which the Certificate of Merger is duly filed in accordance with the provisions of Section 251 of the DGCL, or on such other later date as is agreed upon by the parties and specified in the Certificate of Merger, and at the time specified in the Certificate of Merger or, if not specified therein, by the DGCL, and such time on such date of effectiveness is hereinafter referred to as the “Effective Time.”

(b)           The closing of the Merger (the “Closing”) will take place at 10:00 A.M., Pacific Time, on a date to be specified by the parties, which shall be no later than  two (2) Business Days after satisfaction or waiver of all of the conditions set forth in Article VI (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), at the offices of Perkins Coie LLP, 1120 NW Couch Street, 10th Floor, Portland, Oregon, unless another time, date or place is agreed to in writing by the parties hereto (such date on which the Closing is to take place being the “Closing Date”).

SECTION 1.3                                             Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, franchises and assets of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

SECTION 1.4                                             Certificate of Incorporation; By-laws.

(a)           The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall at the Effective Time be amended and restated in full so as to read in its entirety in the form of the certificate of incorporation of the Surviving Corporation, except as to the name set forth therein, which shall be “Eschelon Telecom, Inc.”, until thereafter amended as provided by Law and such certificate of incorporation.

(b)           The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except as to the name of the Surviving Corporation, which shall be “Eschelon Telecom, Inc.”, until thereafter amended as provided by Law and such by-laws.

SECTION 1.5                                             Board of Directors and Officers.

The board of directors and the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the board of directors and officers, respectively, of the Surviving Corporation, each to hold office until his or her respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

SECTION 1.6                                             Further Assurances.

If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the

Surviving Corporation, its right, title or interest in, to or under any of the properties, rights, privileges, powers, franchises or assets of either the Company or Merger Sub or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Sub, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its right, title or interest in, to or under any of the properties, rights, privileges, powers, franchises or assets of the Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

ARTICLE 2
EFFECTS OF THE MERGER; CONSIDERATION

SECTION 2.1                                             Conversion of Shares.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be cancelled pursuant to Section 2.1(c) and Dissenting Shares) shall be converted into the right to receive $30.00 in cash (the “Merger Consideration”) without any interest thereon.

(b)           At the Effective Time, by virtue of the Merger and without any action on the part of Parent, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Surviving Corporation.

(c)           At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, Parent or the holder thereof, each share of Common Stock that is owned by (i) the Company as treasury stock, (ii) Parent, (iii) Merger Sub, (iv) any other wholly owned Subsidiary of Parent or (v) any wholly owned Subsidiary of the Company, shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(d)           All shares of Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) shall cease to be outstanding, and shall be cancelled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented shares of Common Stock shall thereafter cease to have any rights with respect to such shares, except the right to receive the Merger Consideration to be issued in consideration therefor upon the surrender of such certificate.

(e)           Each Option issued and outstanding immediately prior to the Effective Time, whether or not then exercisable, shall be converted into the right to receive, at the Effective Time, a sum in cash equal to such Option’s Option Cancellation Payment, without interest, and all such Options shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each former Option Holder shall cease to have any rights with respect thereto, other than the right to receive the consideration set forth herein.  Notwithstanding anything to the contrary contained in this Agreement, if the exercise price per share of Common Stock of any

Option is equal to or greater than the Merger Consideration, such Option shall be cancelled without any cash payment being made in respect thereof.  The Company shall use its commercially reasonable efforts to take all actions necessary to effectuate the foregoing.  Any payments made pursuant to this Section 2.1(e) shall be net of all applicable withholding taxes, which shall be properly and timely remitted to the appropriate Governmental Entity.  As of the Effective Time, the Option Plan shall terminate and all rights under any provision of any other plan, program or arrangement of the Company or any Subsidiary of the Company providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary of the Company shall be cancelled.

(f)            The restrictions on each share of Restricted Stock shall lapse immediately prior to, and effective upon the occurrence of, the Effective Time, and each share of Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of Restricted Stock will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions (including the conditions set forth in Section 2.2) hereunder as, each share of Common Stock not subject to any restrictions as provided in Section 2.1.

SECTION 2.2                                             Exchange Procedures.

(a)           Prior to the Effective Time, Parent shall appoint the Paying Agent to act as agent for the holders of shares of Common Stock in connection with the Merger and to receive the funds to which such holders shall become entitled pursuant to this Article II. At or prior to the Closing, Parent shall deliver, in trust, to the Paying Agent, for the benefit of the holders of shares of Common Stock at the Effective Time, sufficient funds for timely payment of the aggregate Merger Consideration to be paid pursuant to Section 2.1(a).

(b)           Promptly following the Effective Time, the Surviving Corporation shall cause to be mailed, or otherwise make available, to each holder of record of Certificates entitled to receive consideration pursuant to Section 2.1 the form of Letter of Transmittal.  After the Effective Time, each holder of certificates or other instruments formerly evidencing shares of Common Stock (the “Certificates”), upon surrender of such Certificates to the Paying Agent, together with a properly completed Letter of Transmittal and such other documents as may be reasonably required by the Paying Agent, shall be entitled to receive from the Paying Agent, in exchange therefor, the aggregate consideration for such shares of Common Stock, in cash as contemplated by this Agreement, and the Certificates so surrendered shall be cancelled.  The Surviving Corporation, the Paying Agent and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock, such amounts as the Surviving Corporation, the Paying Agent or Parent is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law.  To the extent that amounts are so withheld by the Surviving Corporation, the Paying Agent or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock, in respect of which such deduction and withholding was made by the Surviving Corporation, the Paying Agent or Parent, as the case may be, and the Surviving Corporation, the Paying Agent or Parent, as applicable, shall properly and timely remit any such withheld amounts to the appropriate Governmental Entity.  Until surrendered as contemplated by this Section 2.2 (other than Certificates representing Dissenting Shares), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the aggregate consideration for such shares of Common Stock, in cash as contemplated by this Agreement, without interest thereon.  All cash consideration delivered upon the surrender of Certificates in accordance with the terms of this Section 2.2 shall be deemed to have been paid in full satisfaction of all rights pertaining to shares of Common Stock theretofore represented by such Certificates.  At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Common Stock that were outstanding immediately prior to the Effective Time.

(c)           If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to such lost, stolen or destroyed and, if required by the Parent, the posting by such Person of a bond or other surety in such amount as the Parent may reasonably direct as indemnity against any claim that may be made with respect to such Certificate and subject to such other reasonable conditions as the Parent may impose, the Paying Agent shall deliver in exchange for such Certificate the consideration into which shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to this Article II.

(d)           If any payment under this Article II is to be made to a Person other than the Person in whose name any Certificate surrendered in exchange therefor is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered or such Person shall establish to the satisfaction of the Surviving Corporation that such Taxes have been paid or are not applicable.

(e)           None of Parent, Merger Sub or the Surviving Corporation shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.  At any time following the expiration of one (1) year after the Effective Time, the Surviving Corporation shall, in its sole discretion, be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and that has not been disbursed to holders of Certificates, and such funds shall thereafter become the property of the Surviving Corporation.  Such funds may be commingled with the general funds of the Surviving Corporation and shall be free and clear of any claims or interests of any Person.  Thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to any applicable abandoned property, escheat or similar Law) only as general creditors thereof with respect to the applicable consideration payable as contemplated by this Agreement (net of any amounts that would be subject to withholding) upon due surrender of their Certificates, without any interest thereon.

(f)            At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfer in the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Section 2.2.

(g)           Promptly following the Effective Time, but in no event later than ten (10) days following the Effective Time, the Surviving Corporation shall, in exchange for the Options that became entitled to receive the consideration specified in Section 2.1, make the Option Cancellation Payment in respect of each such Option to each Option Holder.  The Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Option Holder such amounts as the Surviving Corporation or Parent is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law or with respect to the making of other payments hereunder in connection with other equity interests in the Company held by such Option Holder (provided that such amounts have not been previously deducted and withheld).  To the extent that amounts are so withheld by the Surviving Corporation or Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Option Holder in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be, and the Surviving Corporation or Parent, as applicable, shall properly and timely remit any such withheld amounts to the appropriate Governmental Entity.

SECTION 2.3                                             Dissenting Shares.

(a)           Notwithstanding any provision of this Agreement to the contrary, shares of the Company’s capital stock that are outstanding immediately prior to the Effective Time and which are held by holders who shall not have voted in favor of the Merger or consented thereto in writing and who shall be entitled to and have demanded properly in writing appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the consideration set forth in Section 2.1.  Such holders shall be entitled to receive such consideration as is determined to be due with respect to such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by holders not entitled by Section 262 of the DGCL, or who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration specified in Section 2.1, without any interest thereon, upon surrender, in the manner provided in Section 2.2, of the certificate or certificates that formerly evidenced such Dissenting Shares.

(b)           The Company shall give Parent (i) prompt written notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to the Parent and Merger Sub on the date hereof (the “Disclosure Schedule”), which Disclosure Schedule identifies the section and subsection numbers of this Article 3 to which the disclosures pertain, the Company hereby represents and warrants to the Parent and Merger Sub as follows:

SECTION 3.1                                             Organizational Matters.

(a)           Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which such qualification or licensing is necessary because of the property and assets owned, leased or operated by it or because of the nature of its business as now being conducted, except for any failure to so qualify or be licensed or in good standing which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)           Section 3.1 of the Disclosure Schedule lists (i) the jurisdictions of incorporation, (ii) foreign qualifications and (iii) officers and directors of the Company and each of its Subsidiaries.

(c)           The Company has made available to Parent true, complete and correct copies of the constitutive documents of each of the Company and its Subsidiaries, in each case as amended to the date of this Agreement, and has made available to Parent each such entity’s minute books and stock records.  Neither the Company nor any of its Subsidiaries is in violation of any provision of its respective certificate of incorporation, by-laws or similar constitutive document.

SECTION 3.2                                             Authority; Approvals.

(a)           The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the approval of its shareholders, to consummate the transactions contemplated hereby.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by its board of directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and, except for shareholder approval, the consummation by it of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by the application of general principles of equity.

(b)           The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Merger are fair to, and in the best interests of, the Company and its stockholders, (ii) resolved that the Merger is fair to, and in the bests interests of, the Company and its stockholders and declared this Agreement and the Merger to be advisable, (iii) approved this Agreement and (iv) recommended that this Agreement be presented to the Company’s stockholders for approval and that the Company’s stockholders adopt this

Agreement (the “Company Recommendation”), and, as of the date hereof, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

SECTION 3.3                                             Capitalization; Equity Interests.

(a)           The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 125,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).  As of the date of this Agreement, (i) 18,065,141 shares of Common Stock were issued and outstanding (of which 582,255 are shares of Restricted Stock), (ii) no shares of Common Stock are held in the treasury of the Company, (iii) no shares of Common Stock are held by Subsidiaries of the Company and (iv) no shares of Preferred Stock are outstanding.

(b)           Section 3.3(b) of the Disclosure Schedule sets forth a true and correct list of all of the Company’s Subsidiaries, together with their respective authorized capital stock, number of shares issued and outstanding and record ownership of such shares.  The Company does not have any Subsidiaries or own or hold, directly or indirectly, any equity or other security interest, or has made any investment, in any other Person.  All issued and outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized, were validly issued, are fully paid and nonassessable and subject to no preemptive rights and are directly or indirectly owned beneficially and of record by the Company, free and clear of all Encumbrances, and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock).

(c)           Except for (i) issued and outstanding Common Stock referenced in Section 3.3(a)(i), and (ii) 798,068 shares of Common Stock reserved for issuance upon exercise of Options granted and outstanding under the Option Plan, as described in Section 3.3(d) of the Disclosure Schedule, at the time of execution of this Agreement and at Closing, no shares of capital stock or other voting securities of the Company or any of its Subsidiaries (whether or not vested) are issued, reserved for issuance or outstanding.  All outstanding shares of capital stock of the Company have been duly authorized, were validly issued, are fully paid and nonassessable and subject to no preemptive rights.  Except for the Common Stock, there are no bonds, debentures, notes or other indebtedness or securities of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or such Subsidiary may vote.  Except for the Options and the Restricted Stock, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party relating to the issued or unissued capital stock of the Company or any Subsidiary.  Except for the Options and the Restricted Stock, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any such Person is bound obligating such Person to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating such Person to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking.  Except for the Restricted Stock or as set forth in Section 3.3(c) of the Disclosure Schedule, there are no outstanding rights, commitments, agreements, arrangements or undertakings of any kind obligating the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or other voting securities of the Company or any of its Subsidiaries or any securities of the type described in this Section 3.3(c).

(d)           The names of the optionee of each Option, the date of grant of each Option, the number of shares subject to each such Option, the expiration date of each such Option, and the price at which each such Option may be exercised under the Option Plan are set forth in Section 3.3(d) of the Disclosure Schedule.

(e)           The name of each holder of Restricted Stock, the date of issuance, the number of shares of Restricted Stock and the vesting schedule are set forth in Section 3.3(e) of the Disclosure Schedule.

SECTION 3.4                                             Conflicts; Consents.

(a)           The execution and delivery of this Agreement by the Company do not, and the performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, (i) violate any provision of the articles of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries, (ii) materially conflict with, result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default (or give rise to any right of termination, modification, cancellation, right of redemption or repurchase or acceleration), under any material Permit or Material Contract to which any of the Company or its Subsidiaries is a party, or by which any such Person or its properties or assets are bound, (iii) assuming that all consents, approvals, authorizations and other actions described in Section 3.4(b) have been obtained and all filings and obligations described in Section 3.4(b) have been made, violate any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets or (iv) result in the creation or imposition of any Encumbrance upon any property or assets used or held by the Company or any of its Subsidiaries except, with respect to clauses (iii) and (iv), such triggering of payments, Liens, Encumbrances, filings, notices, permits, authorizations, consents, approvals, violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Except for (1) the filing of a premerger notification and report form under the HSR Act and the expiration or early termination of the applicable waiting period thereunder, (2) any filings as may be required under the DGCL or the Exchange Act or Nasdaq regulations in connection with the Merger, (3) any consent or approval of or registration or filing with the Federal Communications Commission (“FCC”), any state public service or public utilities commission, or similar state regulatory agency or body that regulates the business of the Company or any of its Subsidiaries (each, a “State PUC”) as is listed in Section 3.4(b) of the Disclosure Schedule, and (4) any municipal franchising authority (each, a “Municipal Franchising Authority”) having regulatory authority over the business of the Company and its Subsidiaries as conducted in any given jurisdiction and that is listed in Section 3.4(b) of the Disclosure Schedule, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the transactions contemplated hereby, where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           The affirmative vote of the holders of a majority of outstanding shares of Common Stock (the “Required Company Stockholders”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve the Merger.

SECTION 3.5                                             Financial Information and SEC Reports; Undisclosed Liabilities.

(a)           The Company and its Subsidiaries have timely filed with the Securities and Exchange Commission (the “SEC”) and made available to Parent all forms, reports, schedules, statements and other documents required to be filed by it on or since March 31, 2005 (together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Company SEC Reports”).  The Company SEC Reports, as of the date filed with the SEC (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Report amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder.  To the Company’s knowledge, as of the date hereof, none of the Company SEC Reports is the subject of ongoing SEC review.

(b)           The Company and each of its officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act (the “Sarbanes-Oxley Act”) or the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(c)           The Company has disclosed, based on prior evaluations of such disclosure controls and procedures prior to the date hereof, to Parent and the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, known to the Company that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.6                                             Financial Information; Undisclosed Liabilities.

(a)           The consolidated financial statements of the Company included or incorporated by reference in the Company SEC Reports, as of the date filed with the SEC (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Reports amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing), complied with published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods indicated (except as may otherwise be indicated in a note thereto), and fairly presented, in all material respects (subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount), the consolidated financial position of the Company and its consolidated Subsidiaries as of the date of such financial statements and the consolidated results of their operations and cash flows for each of the periods then ended.  The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP.

(b)           Except as reflected in the consolidated balance sheet of the Company and its Subsidiaries at December 31, 2006, which balance sheet was filed with the SEC by the Company in its Annual Report on Form 10-K on March 12, 2007 (the “2007 10-K”), the Company and its Subsidiaries do not have, and as a result of the transactions contemplated by this Agreement, will not have, any liabilities or obligations (whether absolute, accrued, contingent or otherwise, and whether due or to become due), except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2006, which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c)           Except as reflected in the consolidated balance sheet of the Company and its Subsidiaries at December 31, 2006, neither the Company nor any of its Subsidiaries has any (i) obligation for borrowed money or for the deferred purchase price of property or services, including capital leases (other than trade payables on ordinary trade terms incurred in the ordinary course of business), (ii) obligation in respect of letters of credit or payment or performance bonds or other credit support of any obligations, (iii) interest rate or currency protection agreements or (iv) guarantees issued by it in respect of the foregoing obligations or otherwise for the obligations of any Person.

(d)           Section 3.6(d) of the Disclosure Schedule sets forth the prepayment penalties or redemption fees associated with the Company’s or its Subsidiaries outstanding debt.

(e)           The Company has accounted for its stock options in accordance with GAAP and does not have any program or practice in place to (i) time stock option grants to employees or directors with the release of material non-public information in a manner intended to improperly favor employees or directors or (ii) set the exercise prices in coordination with such release in a manner intended to improperly favor employees or directors.

SECTION 3.7                                             Absence of Changes.

Except as set forth in Section 3.7 of the Disclosure Schedule, since December 31, 2006, the Company and its Subsidiaries have been operated in the ordinary course consistent with past practice and there has not been (i) any Company Material Adverse Effect or (ii) any action taken by the Company or its Subsidiaries not in the ordinary course of business, consistent with past practice, that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1(b).

SECTION 3.8                                             Assets and Properties; Network Facility and Network Facility Agreements.

(a)           Neither the Company nor any of its Subsidiaries owns any real property.  Section 3.8(a) of the Disclosure Schedule sets forth a true and complete list of all real property leased by the Company or any of its Subsidiaries, including all collocation agreements to which the Company or any of its Subsidiaries is a party, where the Company’s executive offices are located or where any material Network Facility is located, except for lease and collocation agreements, the failure to hold, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  The Company has provided Parent with correct and complete copies of all leases set forth in Section 3.8(a) of the Disclosure Schedule and all other material leases.

(b)           Except in any such case as would not be material to the operation of the Company and its Subsidiaries in the ordinary course of business, the Company and its Subsidiaries owns and had good title to, or have a valid right to use, all material items of personal property used in the conduct of their business.  To the knowledge of the Company, the personal property materially necessary to operate the business, including the structural elements, are in good operating condition and repair, ordinary wear and tear excepted, and, the knowledge of the Company, are free of any material defect and have been properly maintained in all material respects.

SECTION 3.9                                             Material Contracts.

(a)           As of the date hereof and other than as filed as an exhibit (including exhibits incorporated by reference) to the 2007 10-K or as set forth in Section 3.9(a) of the Disclosure Schedule, the Company is not a party to or bound by any note, bond, mortgage, indenture, lease, license, contract, agreement or other obligation (including any amendment, modification, waiver or extension) that:

(i)            is required to be filed by the Company or any Subsidiary in accordance with Item 601(b)(1), (2), (4) or (10) of Regulation S-K under the Securities Act;

(ii)           materially restricts the conduct of any line of business by the Company or any of its Subsidiaries, or the ability of any such Person to operate in any geographic area or industry or grants exclusive rights to a third Person;

(iii)          relates to the borrowing of money or any guarantee, reimbursement or indemnity in respect of any indebtedness in excess of $100,000 of any Person (other than any guarantee made by the Company in respect of any obligation of any Subsidiary);

(iv)          extends “most favored nations” or similar pricing to the counterparty to such contract;

(v)           is with an officer, director, consultant who is a natural person, employee receiving compensation from the Company in excess of $100,000 or a stockholder beneficially owning 5% or more of the Common Stock;

(vi)          creates an obligation on the part of the Company or any of its Subsidiaries to pay another Person an amount in excess of $500,000;

(vii)         creates an obligation on the part of another Person to pay the Company or a Subsidiary an amount in excess of $500,000;

(viii)        relates to partnerships or joint ventures;

(ix)           relates to any irrefutable or indefeasible right to use or similar agreement (“IRU”) or peering arrangement;

(x)            has resulted in any prepaid revenues in excess of $100,000;

(xi)           is an interconnection agreement, E911 agreement or material carrier agreement to which the Company or any of its Subsidiaries is a party (“Interconnection or Carrier Agreement”);

(xii)          has “take or pay,” minimum order or purchase or similar commitments;

(xiii)         relates to an acquisition or sale of a business or material amount of assets that has any material continuing or contingent obligations by the Company or its Subsidiaries or by any other Person;

(xiv)        relates to the provisions by a third Persons of Network Facilities, including leases, collocations, licensings and Right-of-Way Agreements (each, a “Network Facility Agreement”); or

(xv)         prevents or materially delays the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated hereby on a timely basis.

Each contract, agreement, commitment or lease of the type described in this Section 3.9(a), whether or not set forth in Section 3.9(a) of the Disclosure Schedule, is referred to herein as a “Material Contract.” True, correct and complete copies of all Material Contracts (including any amendments or supplements thereto) have previously been made available to Parent.

(b)           Each Material Contract is a valid and binding obligation of the Company or its applicable Subsidiary, enforceable against the Company or the applicable Subsidiary in accordance with its terms and, to the Company’s knowledge, each other party thereto, and is in full force and effect, and the Company or the applicable Subsidiary.  To the knowledge of the Company, no other party is in material breach or violation of, or material default under, any Company Material Contract.  Neither the Company nor any of its Subsidiaries has received notice, or has knowledge, of any material violation of or default of any material obligation under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound.

(c)           Section 3.9(c) of the Disclosure Schedule sets forth each Interconnection and Carrier Agreement that, as of the date of this Agreement, is month-to-month or pursuant to which the Company or one of its Subsidiaries is receiving services on an “evergreen” basis.

SECTION 3.10                                      Environmental Matters.

(a)           Each of the Company and its Subsidiaries is in possession of all material permits and other governmental authorizations required for their operations under applicable Environmental Laws, and compliance with the terms and conditions thereof.  None of the Company or any of its Subsidiaries is or has been in violation of, or received any notice or assertion of being in violation of, or, to the knowledge of the Company, under investigation with respect to a possible violation of, any requirements of any Environmental Laws in connection with the conduct of its business or in connection with the use, maintenance or operation of any real property owned or leased by the Company or any of its Subsidiaries, except for violations which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.  To the Company’s knowledge, there are no conditions relating to the Company or any of its Subsidiaries or the operation of their businesses, or relating to any real property used, leased or formerly owned, used or leased by the Company or any of its Subsidiaries that in any such case would reasonably be expected to lead to any material liability of the Company or any of its Subsidiaries under any Environmental Law.  To the Company’s knowledge, all batteries are in sound condition and not leaking, and no underground and/or above ground storage tanks exist on any real property leased by the Company or any of its Subsidiaries.

(b)           Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not caused, and the Company is not aware of, any Release of Hazardous Substances, or that any Hazardous Substances had been Released, at any property currently or formerly owned, used or operated by the Company, and, except in compliance with Environmental Laws, the Company has not caused or arranged for any Release of Hazardous Substances at any off-site disposal location in connection with the current or past operations of Company.  To the Company’s knowledge, no property owned, leased or used by the Company or its Subsidiaries contains or had contained asbestos in any form, lead paint, urea-formaldehyde foam insulation or any polychlorinated biphenyls (including transformers, capacitors, ballasts or other equipment which contain dielectric fluid containing polychlorinated biphenyls).

(c)           The Company and its Subsidiaries have furnished to Parent copies of all environmental audits and other material documents in their possession or under their control that relate to the environmental condition of any real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries or compliance by the Company or any of its Subsidiaries with Environmental Laws.

(d)           Notwithstanding any other provision of this Agreement, this Section 3.9 sets forth the Company’s sole and exclusive representations and warranties with respect to Hazardous Substances, Environmental Laws or other environmental matters.

SECTION 3.11                                      Litigation.

Except as set forth in Section 3.11 of the Disclosure Schedule, there are no actions, suits, complaints, investigations, proceedings, arbitrations, claims or disputes pending or, to the knowledge of the Company, threatened by any Person or before any court, arbitration tribunal or other Governmental Entity against the Company or any of its Subsidiaries, and that (a) bring into question the validity of this Agreement, (b) would prevent or materially delay consummation of the Merger or (c) would reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, no injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Entity relating to the Company or any of its Subsidiaries or seeking or purporting to enjoin or restrain the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby.  Neither the Company nor any of its Subsidiaries has received any written notice of any condemnation or eminent domain proceeding affecting any owned or leased real property, and, to the knowledge of the Company, no such action or proceeding has been threatened.

SECTION 3.12                                      Compliance; Licenses and Permits.

(a)           Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all Laws applicable to the Company, any of its Subsidiaries or their respective businesses (including (i) the Communications Act of 1934, as amended, and the communications-related statutes of each state in which the Company or any of its Subsidiaries operates; (ii) the rules, regulations, orders, and policies of the FCC and State PUCs and requirements of their FCC and State PUC licenses, permits and authorizations, (iii) any and all Universal Service Fund obligations and (iv) the Communications Assistance for Law Enforcement Act).

(b)           Each of the Company and its Subsidiaries holds all approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights required by Governmental Entities and other third Persons (collectively, “Permits,” a true, correct and complete list of which is contained in Section 3.12(b) of the Disclosure Schedule) that are necessary or required to conduct their respective businesses as presently being conducted, except for such Permits the failure to hold would not reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect; (i) such Permits are in full force and effect, (ii) no violations are or have been alleged in respect of any thereof, (iii) no proceeding is pending or, to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries in connection with the right to operate under the Permits.  Provided that the consents set forth in Section 3.4(b) are obtained, the consummation of the transactions contemplated herein will not violate or impair the Communications Licenses.

(c)           The Company and its Subsidiaries are the authorized legal holders or otherwise have rights to all Permits issued by the FCC, State PUCs, Municipal Franchising Authorities (permits issued by the FCC, State PUCs, and Municipal Franchising Authorities referred to as “Material Communications Licenses” or any other Governmental Entity that regulates telecommunications in each applicable jurisdiction held by the Company or its Subsidiaries

(collectively, “Communications Licenses,” a true, correct and complete list of which is contained in Section 3.12(c) of the Disclosure Schedule), and the Communications Licenses constitute all of the licenses from the FCC, the State PUCs, Municipal Franchising Authorities or any other Governmental Entity that regulates telecommunications in each applicable jurisdiction that are necessary or required for the operation of the businesses of the Company and its Subsidiaries as now conducted other than any such licenses (other than Material Communications Licenses), the absence of which would not reasonably be expected to have a Company Material Adverse Effect.  All the Communications Licenses are valid and in full force and effect, unimpaired by any material condition, except those conditions that may be contained within the terms of such Communications Licenses.  No action by or before the FCC, any State PUC or any other Governmental Entity that regulates telecommunications in each applicable jurisdiction is pending or, to the knowledge of the Company, threatened in which the requested remedy is (i) the revocation, suspension, cancellation, rescission or material modification or refusal to renew any of the Communications Licenses, or (ii) material fines and/or forfeitures.  The Universal Service Administration Company has not initiated any inquiries, audits or other proceedings against the Company or its Subsidiaries and, to the knowledge of the Company, no such actions are threatened which, in each case, would reasonably be expected to have a Company Material Adverse Effect, if not cured or otherwise responded to in the ordinary course of business.

SECTION 3.13                                      Intellectual Property.

(a)           Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property registrations and applications for registration owned by the Company or its Subsidiaries (such Intellectual Property, “Company Registered IP”). All Company Registered IP is valid, enforceable, in full force and effect and has not been abandoned or canceled, and no claims are pending or, to the knowledge of the Company, have been threatened challenging the validity of Company Registered IP or the Company’s and its Subsidiaries’ ownership thereof.

(b)           Section 3.13(b) of the Disclosure Schedule sets forth a complete and accurate list of all material agreements granting to the Company or any of its Subsidiaries any material right under or with respect to any Intellectual Property owned by a third party that is used in connection with the business of the Company or any such Subsidiary (other than commercially available standard software applications used in the Company’s or any such Subsidiary’s operations not material to the operation of Network Facilities), indicating for each the title and the parties thereto. Each material agreement granting to the Company or any of its Subsidiaries any material right under or with respect to any Intellectual Property owned by a third party that is used in connection with the business of the Company or any such Subsidiary is either paid-up in full or all right-to-use fees have been paid and are current.  The consummation of the transactions contemplated by this Agreement will not result in (i) the loss or impairment of the right of the Company or any of its Subsidiaries to own or use any Intellectual Property material to the operation of the business by the Company and its Subsidiaries or (ii) the payment of any material amounts with respect to the right of the Company or any of its Subsidiaries to own or use any Intellectual Property.

(c)           Either the Company or a Subsidiary owns, licenses or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”), other than as would not be material to the operation of the business in the ordinary course.  Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) there are no pending or, to the knowledge of the Company, threatened claims by any person alleging infringement of any material Intellectual Property rights of any person by the Company or any Subsidiaries for their use of the Company Intellectual Property, (b) to the knowledge of the Company, the conduct of the business of the Company and the Subsidiaries does not infringe any Intellectual Property rights of any person, (c) neither the Company nor any Subsidiary has made any claim of a violation or infringement by others of its rights to or in connection with the Company Intellectual Property, and (d) to the knowledge of the Company, no person is infringing any Company Intellectual Property.

SECTION 3.14                                      Tax Matters.

Except as set forth in Section 3.14 of the Disclosure Schedule:

(a)           Each of the Company and its Subsidiaries has timely filed (taking into account applicable extensions) all Tax Returns required to be filed by it and paid all Taxes (whether or not shown to be due on such Tax Returns) required to be paid by it except to the extent such Taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with GAAP.  As of the time of filing, all such Tax Returns are true, correct and complete in all material respects.  The Company and each of its Subsidiaries has made adequate provision (or adequate provision has been made on its behalf), in accordance with GAAP, for all accrued Taxes not yet due and payable.

(b)           The Company and its Subsidiaries have withheld and paid over all material Taxes required to have been withheld and paid over, and complied in all material respects with the rules and regulations relating to the withholding or remittance of Taxes.

(c)           There are no outstanding waivers, extensions or comparable consents that have been given by the Company or any of its Subsidiaries regarding the application of any statute of limitations with respect to any Taxes or Tax Returns of the Company or any such Subsidiary (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).  There are no audits, written claims, deficiencies, administrative proceedings or court proceedings relating to material Taxes or Tax Returns of the Company or any Subsidiary currently pending, or, to the knowledge of the Company, threatened or asserted against the Company or any of its Subsidiaries.  There are no Liens on any assets of the Company or any Subsidiary with respect to Taxes, other than Liens for Taxes not yet due and payable or for Taxes being contested in good faith.  To the knowledge of the Company, no written claim is pending by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is required to file a Tax Return in such jurisdiction.

(d)           Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); has any liability for the Taxes of any Person (other than a member of the Company Group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor by contract or agreement; or currently is a party to any Tax indemnification, allocation, sharing or similar agreement (other than an obligation in any customary agreement with customers, vendors, lessors or the like entered into in the ordinary course of business, an obligation in a credit agreement, or an obligation in any lease of leased property or an obligation in any agreement between the Company and any of its Subsidiaries).

(e)           None of the Company or any of its Subsidiaries has engaged in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).  Neither the Company nor any Subsidiary will be required to include any item of income in taxable income as result of any (i) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or foreign law), (ii) “closing agreement” as defined in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or prior to the Closing, or (iii) installment sale or open transaction disposition made on or prior to the Closing. Neither the Company nor any Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past 2 years.

SECTION 3.15                                      Employees; Benefit Plans.

(a)           To the knowledge of the Company: (i) the Company is in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours or work and occupational safety and health, and is not engaged in any act or practice which constitutes or would reasonably be expected to constitute an unfair labor practice as defined in the National Labor Relations Act, (ii) there is no unfair labor practice charge or complaint against the Company pending or threatened in writing before the National Labor Relations Board or any similar state or foreign agency, (iii) there is no material labor strike, dispute, slowdown, stoppage or lockout pending, affecting or threatened in writing against the Company, (iv) except as set forth in Section 3.15(a) of the Disclosure Schedule, the Company is not a party to or bound by any collective bargaining or similar agreement and (v) there are no union organizing activities among the employees of the Company.

(b)           Section 3.15(b) of the Disclosure Schedule contains a complete and accurate list of all Employee Benefit Plans.  None of the Company, any of its Subsidiaries or any ERISA Affiliate has any agreement, arrangement, commitment or obligation, whether formal or informal, whether written or unwritten and whether legally binding or not, to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan, other than as required by applicable Law.  There has been no amendment, interpretation or other announcement (written or oral) by the Company, any of its Subsidiaries or any other Person relating to, or change in participation or coverage under, any Employee Benefit Plan that, either alone or in the aggregate, could materially increase the expense of maintaining such Employee Benefit Plan (or the Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Company Financials.  Under the terms of each Employee Benefit Plan, the Surviving Corporation will be able to amend or terminate such Employee Benefit Plan at any time and in any way (subject to applicable Law) after the Effective Time without material liability or expense (other than for benefits accrued as of the time of termination).

(c)           The Company has delivered or made available to Parent with respect to each Employee Benefit Plan (to the extent applicable thereto) true, correct and complete copies of (i) such Employee Benefit Plan (including all material amendments thereto) or, if such Employee

Benefit Plan is not in writing, a written description of such Employee Benefit Plan, (ii) the last annual report (Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Employee Benefit Plan; (iii) the most recent summary plan description, and all summaries of material modifications related thereto, distributed with respect to such Employee Benefit Plan; (iv) the most recent employee handbook distributed to Employees; (v) all material contracts and agreements (and any material amendments thereto) relating to such Employee Benefit Plan, including, without limitation, all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (vi) the most recent determination letter issued by the IRS with respect to such Employee Benefit Plan; (vii) the most recent annual actuarial valuation prepared for such Employee Benefit Plan; (viii) all written communications to Employees, or to any other individuals, to the extent that the provisions of such Employee Benefit Plan as described therein differ materially from such provisions as set forth or described in the other information or materials furnished under this subsection (c); and (ix) all material correspondence to or from any Governmental Entity, within the past three years, relating to such Employee Benefit Plan.

(d)           Except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Employee Benefit Plan:  (i) such Employee Benefit Plan was properly and legally established; (ii) such Employee Benefit Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance with all applicable Laws, including, without limitation, ERISA and the Code; (iii) the Company, each of its Subsidiaries, each ERISA Affiliate and, to the Company’s knowledge, all other Persons (including, without limitation, all fiduciaries) have, at all times and in all respects, properly performed all of their duties and obligations (whether arising by operation of Law, by contract or otherwise) under or with respect to such Employee Benefit Plan, including, without limitation, all reporting, disclosure and notification obligations; (iv) all returns, reports (including, without limitation, all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Entity or distributed to any participant therein have been properly prepared and duly filed or distributed in a timely manner; (v) none of the Company, any of its Subsidiaries, any ERISA Affiliate or, to the Company’s knowledge, any other fiduciary of such Employee Benefit Plan has engaged in any transaction or acted in a manner that violates, or failed to act if such failure would violate the fiduciary requirements of ERISA or any other applicable Law; (vi) none of the Company, any of its Subsidiaries, any ERISA Affiliate or, to the Company’s knowledge, any other Person has engaged or is about to engage in a transaction that constitutes (or could constitute) a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (vii) neither the Company nor any of its Subsidiaries has incurred, and there exists no condition or set of circumstances in connection with which the Company, any of its Subsidiaries, Merger Sub, the Surviving Corporation or Parent could incur, directly or indirectly, any liability or expense (except for routine contributions, benefit payments and administrative expenses) under ERISA, the Code or any other applicable Law with respect to such Employee Benefit Plan.

(e)           Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code (i) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Benefit Plan’s qualified status under the Code, as amended by that legislation commonly referred to as “GUST” and “EGTRRA” and all subsequent legislation, (ii) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (iii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan.  Nothing has occurred, or is reasonably expected by the Company, any of its Subsidiaries or any ERISA Affiliate to occur, that could reasonably be expected to adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract.

(f)            Since 2000, all contributions, premiums and other payments due or required to be paid to (or with respect to) each Employee Benefit Plan have been timely paid, or, if not yet due, have been accrued, in all material respects, as a liability on the Company Financials.

(g)           None of the Company, any of its Subsidiaries or any ERISA Affiliate sponsors, maintains or contributes to, or has, in the past six years, sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413 of the Code, (iii) an employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, or (v) an Employee Benefit Plan covering or benefiting current or former officers, employees, directors, agents or independent contractors of the Company or any of its Subsidiaries who provide (or, at the relevant time, provided) services to the Company or any of its Subsidiaries outside of the United States.

(h)           None of the Company, any of its Subsidiaries, any ERISA Affiliate or any Employee Benefit Plan provides or has any obligation to provide (or contribute toward the cost of) severance or post-employment or post-termination welfare benefits, within the meaning of Section 3(1) of ERISA, of any kind (including, without limitation, health, medical, death or long-term disability benefits) to (or with respect to) any current or former officer, employee, agent, director or independent contractor of the Company or any of its Subsidiaries or to any other individual (other than continuation coverage mandated by COBRA or similar state statute, the premiums for which are paid exclusively by the individual receiving such coverage).

(i)            There are no actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to (or against the assets of) any Employee Benefit Plan.  No Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Entity, and, to the Company’s knowledge, no such action is contemplated or under consideration by any Governmental Entity.

(j)            Neither the Company nor any of its Subsidiaries has made any payment or payments, is obligated to make any payment or payments or is a party to (or a participating employer in) any agreement or Employee Benefit Plan that could obligate the Company, any of its Subsidiaries, the Surviving Corporation or Parent to make any payment or payments that would constitute an “excess parachute payment,” as defined in Section 280G of the Code (or any similar provision of state, local or foreign law) or that would otherwise not be deductible under Section 162 or Section 404 of the Code.

(k)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event(s)) will (i) entitle any individual to severance pay, unemployment compensation or any other payment from the Company, any of its Subsidiaries, any ERISA Affiliate, the Surviving Corporation, Parent or any Employee Benefit Plan, (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual, (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit (including, without limitation, with regard to Options), under any Employee Benefit Plan, or (iv) require the Company, any of its Subsidiaries, the Surviving Corporation or Parent to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

(l)            Each “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) sponsored, maintained or participated in by the Company or any of its Subsidiaries (or to which the Company or any of its Subsidiaries is (or was) a party) at any time since January 1, 2005 has been operated and administered since January 1, 2005, in all material respects, in good faith compliance with Section 409A of the Code and any guidance issued by the United States Treasury Department or the IRS thereunder (including, without limitation, IRS Notice 2005-1 and the proposed Treasury regulations issued on September 29, 2005), to the extent applicable to such plan.  No such plan has been “materially modified” (within the meaning of IRS Notice 2005-1 or Proposed Treasury Regulation Section 1.409A-6(a)(4)) at any time after October 3, 2004.

SECTION 3.16                                      Proxy Statement.

The Proxy Statement (including any amendments or supplements thereto) will not, at the date the Proxy Statement is filed with the SEC or first mailed to stockholders of the Company, or at the time immediately following any amendment or supplement to the Proxy Statement or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that the Company makes no representations regarding any information furnished in writing by Parent or Merger Sub specifically for inclusion in the Proxy Statement.

SECTION 3.17                                      Brokers.

No agent, broker, investment banker, Person or firm acting on behalf of the Company or any of its Subsidiaries or under the authority of the Company or any of its Subsidiaries, other than Jefferies & Company, Inc., the fees and expenses of which will be paid by the Company (as reflected in the agreements between such firms and the Company, copies of which have been delivered to Parent), is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with any of the transactions contemplated hereby.

SECTION 3.18                                      Insurance.

Section 3.18 of the Disclosure Schedule contains a list of each material insurance policy maintained with respect to the business of the Company and its Subsidiaries.  Neither the Company nor any of its Subsidiaries is in material default with respect to its obligations under any material insurance policy maintained by them except for such default that would not reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received written notice of termination, exhaustion of limits, cancellation or non-renewal of any such insurance policies from any of its insurance brokers or carriers.

SECTION 3.19                                      Suppliers; Customers.

(a)           Neither the Company nor any of its Subsidiaries (i) has received any written notice of, or has any reason to believe that there are, any outstanding or threatened dispute with, or has received any request for audit, accounting or review from, any Person (including local and long distance carriers), which dispute could reasonably involve the payment by or to the Company or any Subsidiaries of an amount exceeding $100,000 individually or $250,000 in the aggregate, or (ii) has any reason to believe that there exist any reasonable grounds for any such dispute.  There are no material unresolved complaints, claims or disputes, or litigation or threatened litigation, between the Company or any of its Subsidiaries and any inter-exchange carrier, local exchange carrier, wireless carrier or Voice over Internet Protocol provider, including those challenging any access charges or other inter-carrier compensation billed, allegedly owed, or paid, by or to the Company or any of its Subsidiaries for the origination or termination of any interstate, intrastate, or local telecommunications traffic, including any traffic received from or delivered to any third-party carrier or provider or its end user(s) that would reasonably be expected to result in a Company Material Adverse Effect.

(b)           Neither (i) the Company nor any of its Subsidiaries has received notice from any customer, or group of customers that are under common ownership or control, that (x) accounted for at least $250,000 of the aggregate products and services furnished by the Company and its Subsidiaries in the fiscal year ended December 31, 2006 or (y) is expected, to the knowledge of the Company, to account for at least $250,000 of the aggregate products and services to be furnished by the Company and its Subsidiaries in the fiscal year ending December 31, 2007, in each case, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has materially reduced or shall materially reduce purchases of, or has sought or is seeking to materially reduce the price it shall pay for, the products or services of the Company or its Subsidiaries, nor (ii) has the Company or any of its Subsidiary received notice from any supplier, or group of suppliers that are under common ownership or control, that (x) accounted for at least $500,000 of the aggregate goods and services purchased by the Company or any of its Subsidiary in the fiscal year ended December 31, 2006 or (y) is expected, to the knowledge of the Company, to account for at least $500,000 of the aggregate goods and services purchased by the Company and its Subsidiaries in the fiscal year ending December 31, 2007, in each case, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to the Company or any of its Subsidiary, or has materially reduced or will materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to the Company or any of its Subsidiaries. Section 3.19(b) of the

Disclosure Schedule sets forth each agreement with a customer generating in excess of $250,000 in revenues in any 12 month period that is not currently in term.

(c)           Except as set forth in Section 3.19(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is or was a party to any agreement or arrangement by which the Company or its Subsidiaries has since January 1, 2007 or will pay any customer’s or prospective customer’s early termination fees or similar fees or penalties under any agreement with another Person.

(d)           The Company and its Subsidiaries have, and will have at Closing, at least the number of “access lines in services” (as described in the 2007 10-K) as set forth in the 2007 10-K.

SECTION 3.20                                      Takeover Statutes.

Prior to the date of this Agreement, the Company Board has taken all actions required to be taken by it in order to exempt this Agreement, the Voting Agreements and the transactions contemplated hereby and thereby from the provisions of Section 203 of the DGCL, and accordingly, that section does not apply to the Merger, the Voting Agreements or any of the transactions contemplated hereby and thereby.  No other “control share acquisition,” “fair price” or other anti-takeover regulations enacted under Delaware state law apply to this Agreement or the Voting Agreements or any of the transactions contemplated hereby and thereby.

SECTION 3.21                                      Opinion of Financial Advisor.

The Company has received the opinion of  Jefferies & Company, Inc. that, as of the date hereof, the Merger Consideration to be received by the holders of the Common Stock is fair, from a financial point of view, to the holders of the Common Stock, and such opinion has not been withdrawn or revoked or otherwise modified as of the date of this Agreement.

SECTION 3.22                                      Compliance with TRRO.

The Company has accrued in its financial statements included in its 2007 10-K for all expenses that may result from a change in circuit availability and/or price based on the implementation of the Order on Remand of the TRO adopted by the FCC in December 2004.

SECTION 3.23                                      Transactions with Related Parties.

Since January 1, 2006 and prior to the date hereof, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT
AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

SECTION 4.1                                             Organization; Standing and Power.

Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (for jurisdictions recognizing such concept) under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted.  Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing, for jurisdictions recognizing such concept, in each jurisdiction in which such qualification or licensing is necessary because of the property and assets owned, leased or operated by it or because of the nature of its business as now being conducted, except for any failure to so qualify or be licensed or in good standing which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Merger.

SECTION 4.2                                             Authority; Approvals.

Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by its board of directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and by the application of general principles of equity.

SECTION 4.3                                             Conflicts; Consents.

(a)           The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not, (i) violate any provision of the articles of incorporation or bylaws or other organizational documents of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, modification, cancellation or acceleration), under any note, bond, lease, mortgage, indenture, license, franchise, permit, agreement, contract or other instrument to which either Parent or Merger Sub is a party, or by which any such Person or its properties or assets are bound, or (iii) violate any Law applicable to Parent or Merger Sub or any of their properties or assets, except where the occurrence of any of the foregoing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Merger.

(b)           Except for (A) the filing of a premerger notification and report form under the HSR Act and the expiration or early termination of the applicable waiting period thereunder, (B) any filings as may be required under the DGCL in connection with the Merger, (C) any consent or approval of or registration or filing with the FCC, any State PUC and any Municipal

Franchising Authority having regulatory authority over the business of the Company and its Subsidiaries as conducted in any given jurisdiction, and (D) such consents, approvals, notifications, registrations or filings the failure to obtain which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay consummation of the Merger, no consent or approval by, or notification of or registration or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by Parent or Merger Sub of this Agreement or the consummation of the transactions contemplated hereby.

SECTION 4.4                                             Proxy Statement.

None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the date the Proxy Statement is filed with the SEC or first mailed to shareholders of the Company, or at the time immediately following any amendment or supplement to the Proxy Statement or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.5                                             Brokers.

Except for Deutsche Bank Securities Inc., no agent, broker, investment banker, person or firm acting on behalf of Parent or Merger Sub or under the authority of Parent or Merger Sub is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from any of the parties hereto in connection with the Merger or any of the transactions contemplated hereby.

SECTION 4.6                                             Litigation.

There is no action, suit, investigation or proceeding pending against, or to the knowledge of Parent, threatened against or affecting, Parent or Merger Sub or any of their respective properties which, individually or in the aggregate, would reasonably be expected to impair the ability of Parent or Merger Sub to perform its obligations hereunder, or prevent or materially delay the consummation of the Merger.

SECTION 4.7                                             Operations of Merger Sub.

Merger Sub is a wholly owned subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

SECTION 4.8                                             Financing.

Parent has, or shall have at the Closing and at the Effective Time, sufficient funds available to permit Parent and Merger Sub to perform all of its obligations under this Agreement and to consummate all of the transactions contemplated hereby. Parent has received executed commitment letters (the “Commitment Letters”) from Deutsche Bank Trust Company Americas, Morgan Stanley Senior Funding, Inc., CIBC Inc, and from Deutsche Bank Securities Inc., CIBC

World Markets Corp., collectively  “Lenders,” pursuant to which Lenders have committed to provide Parent, Merger Sub and certain existing or future subsidiaries of the Parent with a credit facility and notes in an aggregate amount necessary to consummate the transactions contemplated hereby (the “Financing”).  The Financing is adequate to pay in full in cash (a) the aggregate Merger Consideration and the aggregate Option Cancellation Payment (in each case in accordance with the terms of this Agreement), (b) all fees and expenses of Parent and Merger Sub associated with the transactions contemplated hereby and (c) any other payments necessary to consummate the transactions contemplated hereby, and to refinance the existing indebtedness of the Company disclosed in the Disclosure Schedules.  Parent has delivered a true, correct and complete copy of the Commitment Letters to the Company prior to the date hereof.  The Commitment Letters, in the form so delivered, are valid and in full force and effect as of the date hereof.  None of the Commitment Letters has been amended, supplemented or otherwise modified as of the date of this Agreement, and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect.  Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Commitment Letters.  Neither Parent nor Merger Sub has reason to believe that the conditions to the Financing contemplated by the Commitment Letters will not be satisfied or that any portion of the Financing to be made thereunder will not otherwise be made available to Parent or Merger Sub on the Closing Date.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of Parent under the Commitment Letters.  Parent has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid as of the date hereof and shall in the future pay any such fees as they become due.  Parent will provide to the Company any amendments to the Commitment Letters or any notices from the other parties thereto related to proposed material changes in the terms or conditions in the Commitment Letters, as promptly as possible (but in any event within twenty-four (24) hours).

ARTICLE 5
CERTAIN COVENANTS

SECTION 5.1                                             Conduct of Business.

(a)           From the date of this Agreement until the Closing, except as set forth on Section 5.1 of the Disclosure Schedule, as expressly permitted, required or otherwise contemplated by this Agreement, as required by applicable Law or as otherwise consented to by Parent in writing (provided that consent of Parent shall be deemed to have been given if Parent does not object within three (3) Business Days after request for such consent is delivered by the Company to Parent), the Company shall, and shall cause each of its Subsidiaries to, operate its business only in the ordinary course of business consistent with past practice and in compliance in all material respects with all applicable Laws, including the Communications Act of 1934, as amended, and the communications-related statutes of each state in which the Company or any of its Subsidiaries operates, and the implementing rules, regulations, orders, and policies of the FCC and each State PUC, and, without limiting the generality of the foregoing, shall use its commercially reasonable efforts to:

(i)            Preserve intact the present organization of the Company and its Subsidiaries;

(ii)           keep available the services of the present officers and key employees of the Company and its Subsidiaries;

(iii)          preserve the Company’s and its Subsidiaries’ goodwill and relationships with customers, suppliers, licensors, licensees, contractors, lenders and other Persons having significant business dealings with the Company and its Subsidiaries;

(iv)          continue all current sales, marketing and other promotional policies, programs and activities of the Company and its Subsidiaries;

(v)           maintain the assets of the Company and its Subsidiaries in good repair, order and condition, and maintain or cause their Network Facilities to be maintained in good working order and condition and in compliance, in all material respects, with generally accepted standards for the U.S. telecommunications industry, performance requirements in service agreements with customers and all Laws;

(vi)          prepare, in the ordinary course (except as otherwise required by Law), and timely file all material Tax Returns required to be filed by it (or them) and fully and timely pay all Taxes shown due and payable in respect of such Tax Returns that are so filed; and

(vii)         maintain the Company’s and its Subsidiaries’ insurance policies and risk management programs, and in the event of casualty, loss or damage to any assets of the Company or any of its Subsidiaries, repair or replace such assets with assets of comparable quality, as the case may be.

(b)           Without limiting the generality of the foregoing, except as set forth on Section 5.1 of the Disclosure Schedule, as expressly permitted, required or otherwise contemplated by this Agreement or as required by applicable Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (provided that consent of Parent shall be deemed to have been given if Parent does not object within three (3) Business Days after request for such consent is delivered by the Company to Parent), directly or indirectly:

(i)            cause or knowingly permit any act, event or change which would reasonably be expected to have a Company Material Adverse Effect;

(ii)           adopt, terminate or materially amend any Employee Benefit Plan (or any plan that would be a Employee Benefit Plan if adopted) or enter into any collective bargaining agreement or other agreement with any labor organization, union or association or amend, modify or extend any collective bargaining agreement, except in each case as required by Law;

(iii)          (x) directly or indirectly (1) increase or commit to increase the compensation of employees of the Company or any of its Subsidiaries, (2) increase or commit to increase any compensation to any officer, stockholder, director, consultant or agent of the Company or any of its Subsidiaries (3) commit to or pay any bonus, profit sharing, severance, change of control or other similar payment to any officer, stockholder, director, employee, consultant or agent of the Company or any of its

Subsidiaries, in each case other than as required by Law or as specifically set forth in Section 5.1(iii) of the Disclosure Schedule, or (y) take any action reasonably within its control to materially increase or decrease the total number of employees of the Company and its Subsidiaries in any functioning department of the Company and its Subsidiaries;

(iv)          except as specifically set forth in Section 5.1(iv) of the Disclosure Schedule, (x) incur or assume any liabilities, obligations or indebtedness for borrowed money or guarantee any such liabilities, obligations or indebtedness, or (y) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person or enter into any other type of financing arrangement, including any sale-leaseback;

(v)           amend or otherwise change its certificate of incorporation or by-laws or other organizational documents;

(vi)          declare, set aside, make or pay any dividend, distribution, transfer or other distribution of any cash or assets of the Company or its Subsidiaries with respect to any shares of capital stock of the Company or any of its Subsidiaries;

(vii)         (x) split, combine or reclassify any shares of its capital stock, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (y) repurchase, redeem or otherwise acquire any shares of the capital stock of the Company or any of its Subsidiaries, or any securities convertible into or exercisable for any shares of the capital stock of the Company or any of its Subsidiaries, except as may be provided in an agreement governing Restricted Stock; or (z) issue or sell, or enter into any contract for the issuance or sale, of any shares of capital stock or securities convertible into or exercisable for shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares of Common Stock upon the exercise of Options outstanding on the date hereof in accordance with their terms in existence as of the date of this Agreement);

(viii)        sell, lease, pledge, license, assign, swap, grant a right to use, transfer or otherwise dispose of any of its material assets, except inventory and obsolete or excess equipment sold in the ordinary course of business and consistent with past practice;

(ix)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any Person or any assets, other than (a) acquisitions of inventory, equipment and supplies in the ordinary course of business, (b) the acquisition of United Communications, Inc. pursuant to and in accordance with the terms of (without waiver of any conditions) the Stock Purchase Agreement, dated as February 20, 2007, among the Company, certain of its subsidiaries, United Communications, Inc. and its stockholders (as such agreement is exists on the date of the of this Agreement, the “Unicomm Acquisition Agreement”);

(x)            incur any capital expenditures or commitments or additions to property, plant or equipment of the Company and its Subsidiaries (including IT Expenditures), except for any such capital expenditures or commitments or additions that (y) are set forth in the Company Board approved 2007 capital expenditure plan set forth in Section 5.1(b)(x) of the Disclosure Schedule (such capital expenditures to be made only with respect to the specific items to which such capital expenditure relates), or (z) are not in excess of $500,000 in the aggregate (except, in the case of clauses (y) and (z), as otherwise noted in Section 5.1(b)(x) of the Disclosure Schedule);

(xi)           change the independent public accountants of the Company and its Subsidiaries or, except as required by GAAP or applicable Law, change the accounting methods or accounting practices followed by the Company;

(xii)          with respect to the Company or any of its Subsidiaries, (w) make any Tax election inconsistent with past practice, (x) change any material Tax election already made, (y) file or cause to be filed any amended Tax Return or (z) settle or compromise any material federal, state, local or foreign Tax liability, except to the extent required by Law;

(xiii)         (x) enter into, amend, modify or consent to the termination of, or fail to perform any obligation under, any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights with respect to any such Material Contract, or (y) enter into, amend, modify or consent to the termination of, or fail to perform any obligation under, any Network Facility Agreement, or amend, waive, modify or consent to the termination of the Company’s or any Subsidiary’s material rights with respect to any Network Facility Agreement, except the case of (x) with respect to customer contracts and in the case of (y), in the ordinary course of business consistent with past practice and disclosed to Parent where the effect of which is not materially adverse to the Company or would result in a material payment by the Company or any of its Subsidiaries.

(xiv)        commence or settle any material action, suit, proceeding, claim or dispute pending or threatened by or before any court, arbitration tribunal or other Governmental Entity;

(xv)         enter into any new line of business;

(xvi)        take any action that will create a requirement to make a filing, registration or application with, or seek the waiver, consent or approval of, the FCC, any State PUC or any other Governmental Entity other than in the ordinary course of the operation of the business, or discontinue or withdraw any authorized service or voluntary relinquish any Permits or Communications Licenses or institute any proceeding with respect to, or otherwise materially change, amend, or supplement any of its tariffs on file with the FCC or any State PUC, except as required by Law;

(xvii)       other than in the ordinary course of business consistent with past practice, agree to pay any customer’s or prospective customer’s early termination fees or similar fees or penalties under any agreement with another Person;

(xviii)      make any material change in the operation, function or components of the network or operations of the Company or its Subsidiaries from the present operation, function or components; or

(xix)         take or agree or otherwise commit to take any of the actions described in (i) through (xviii) above.

SECTION 5.2                                             Access and Information; Confidentiality.

(a)           From the date of this Agreement until the earlier of (i) the Closing and (ii) the termination of this Agreement in accordance with Article VII, the Company shall allow Parent and its financing parties and their respective representatives to make such reasonable investigation of the business, operations and properties of the Company and its Subsidiaries as Parent deems reasonably necessary.  Such investigation shall include reasonable access to the respective directors, officers, employees, agents and representatives (including legal counsel and independent accountants) of the Company and its Subsidiaries and their respective properties, books, records and commitments.  The Company shall promptly furnish Parent and its representatives with such financial, operating and other data and information and copies of documents with respect to the Company and its Subsidiaries or any of the transactions contemplated by this Agreement as Parent shall from time to time reasonably request.  All access pursuant to this Section 5.2 shall be permitted reasonably promptly following notice by Parent (but in any event within three (3) Business Days’), but only during normal business hours, and shall be conducted at Parent’s expense and in such a manner as not to interfere with the normal operations of the business of the Company and its Subsidiaries.  Parent shall include in such notice the inspection or materials that Parent or its representatives intend to conduct or review, as applicable.  The Company shall be entitled to have representatives present at all times during any such inspection.  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or contravene any Law.  During the period prior to the Closing Date, the Company shall provide Parent consolidated monthly balance sheets, statements of operations, stockholders’ equity and cash flow within thirty calendar days after the end of each month.

(b)           The parties hereto will hold any non-public information regarding the other parties, their Subsidiaries and their respective businesses in confidence in accordance with the terms of the Confidentiality Agreement.

SECTION 5.3                                             Proxy Statement.

(a)           As soon as practicable after the date hereof, but in no event later than twenty (20) days after the date hereof, the Company shall prepare and file with the SEC a preliminary proxy statement (together with all amendments and supplements thereto, the “Proxy Statement”) relating to the Merger and this Agreement.  The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder and Delaware Law.  Each of the Company, Parent and Merger Sub shall use all commercially reasonable efforts to cooperate to prepare and file with the SEC the Proxy Statement and all other documents that may be required to be filed by such party in connection with the transactions contemplated hereby (the “Other Filings”).

(b)           Promptly after its preparation and prior to its filing with the SEC, the Company shall provide Parent with a reasonable opportunity to review and comment on the Proxy Statement or Other Filings, and any amendment or supplement to the Proxy Statement or Other Filings, and shall include in such documents comments reasonably proposed by Parent to the extent such comments relate specifically to statements made with respect to Parent or its Affiliates, and otherwise shall give reasonable consideration to such comments.

(c)           The Company shall give Parent notice and copies of any comments on the Proxy Statement or Other Filings received from the SEC, and shall promptly respond to SEC comments after consultation with Parent.  Parent shall use all commercially reasonable efforts to respond as promptly as practicable to the Company regarding such SEC comments.

(d)           If at any time prior to the Company Stockholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

SECTION 5.4                                             Company Stockholders’ Meeting.

The Company shall (a) duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”), as promptly as reasonably practicable after the SEC clears the Proxy Statement (and, in any event, within ten (10) Business Days after filing if no comments are given by the SEC or ten (10) calendar days after the SEC has no further review), and shall hold the Company Stockholders’ Meeting within 25 Business Days after the Proxy Statement is mailed to its stockholders, for the purpose of voting upon the adoption of this Agreement, (b) use commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and take all other action reasonably requested by Parent that is reasonably necessary or advisable to secure the vote or consent of the Required Company Stockholders, and (c) recommend to the Company’s stockholders that they adopt this Agreement and include the Company Recommendation in the Proxy Statement, subject, in the case of (b) and (c), to Section 5.5(b).

SECTION 5.5                                             Acquisition Proposals.

(a)           The Company shall, and shall cause its Affiliates, Subsidiaries, and its and each of their respective officers, directors, employees, consultants, financial advisors, attorneys, accountants and other advisors, representatives and agents (collectively, “Representatives”) to, immediately cease and cause to be immediately terminated any discussions or negotiations with any parties that may be ongoing with respect to, or that are intended to or could reasonably be expected to lead to, a Takeover Proposal.  The Company shall not, and shall cause its Affiliates, Subsidiaries and its and their respective Representatives not to, (i) directly or indirectly solicit, initiate, encourage or take any other action to facilitate (including by way of furnishing or disclosing information) any Takeover Proposal, (ii) enter into any agreement, arrangement or understanding with respect to any Takeover Proposal (including any letter of intent, memorandum of understanding or agreement in principle) or enter into any agreement, arrangement or understanding (including any letter of intent, memorandum of understanding or agreement in principle) which requires, or is intended to or which could reasonably be expected to result in, the abandonment, termination or the failure to consummate the Merger or any other transaction contemplated by this Agreement, (iii) initiate or participate in any way in any negotiations or discussions regarding, or furnish or disclose to any Person (other than a party to this Agreement) any information with respect to any Takeover Proposal or (iv) grant any waiver or release under, or fail to enforce, any standstill or any similar agreement with respect to any class of the Company’s equity securities; provided, however, that at any time prior to the adoption of this Agreement by the Required Company Stockholders, in response to a bona fide written unsolicited Takeover Proposal received after the date hereof that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that such Takeover Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, and which Takeover Proposal was not, directly or indirectly, the result of a breach of this Section 5.5, the Company may, if the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with Section 5.5(b), (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal (and its representatives) pursuant to a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement and containing a standstill agreement; provided that all such information has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person, and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal.

(b)           Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board of, this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose to recommend, adopt or approve, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement referred to in and as permitted by Section 5.5(a)) (an “Acquisition Agreement”) or which is intended to or which could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by this Agreement.  Notwithstanding the foregoing or

Section 5.5(b) and (c), at any time prior to the adoption of this Agreement by the Required Company Stockholders, the Company Board may make a Company Adverse Recommendation Change(and not solicit proxies) in response to a Superior Proposal if the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) that failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that (i) no such Company Adverse Recommendation Change may be made if the Company failed to comply with this Section 5.5, (ii) no such Company Adverse Recommendation Change shall be made until after the third (3rd) Business Day following Parent’s receipt of written notice (a “Notice of Adverse Recommendation”) from the Company advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including the terms and conditions of any Superior Proposal that is the basis of the proposed action by the Company Board (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Adverse Recommendation and a new three (3) Business Day period) and representing that the Company has complied with this Section 5.5, (iii) during such three (3) Business Day period, the Company shall negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with its recommendation of this Agreement and not make a Company Adverse Recommendation Change and (iv) the Company shall not make a Company Adverse Recommendation Change if, prior to the expiration of such three (3) Business Day period, Parent makes a proposal to adjust the terms and conditions of this Agreement that the Company Board determines in good faith (after consultation with its financial advisors) to be at least as favorable as the Superior Proposal.

(c)           The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.5, promptly on the date of receipt thereof (and in any event, within 24 hours), the Company shall advise Parent orally and in writing of any request for information or any Takeover Proposal, or any inquiry, discussions or negotiations with respect to any Takeover Proposal and the terms and conditions of such request, Takeover Proposal, inquiry, discussions or negotiations (including the identity of the Person making such Takeover Proposal) and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Takeover Proposal or inquiry or with whom any discussions or negotiations are taking place.  The Company agrees that it shall timely keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such request, Takeover Proposal or inquiry and keep Parent timely and fully informed as to the details of any information requested of or provided by the Company and as to the details of all discussions or negotiations with respect to any such request, Takeover Proposal or inquiry.  In any event, the Company shall within 24 hours notify Parent orally and in writing of the occurrence and substance of any material developments, discussions and negotiations or material amendments or proposed material amendments thereto and will within 24 hours notify Parent orally and in writing of any determination by the Company Board that such Takeover Proposal constitutes a Superior Proposal.

(d)           Nothing contained in this Section 5.5 shall prohibit the Company from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act; provided, however, that in no event shall the Company or the Company

Board or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.5(b).

SECTION 5.6                                             Reasonable Efforts; Further Assurances.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, including Section 5.6(b), each of the parties hereto will use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as expeditiously as practicable and to ensure that the conditions set forth in Article VI are satisfied, insofar as such matters are within the control of any of them, including, but not limited to, obtaining all material consents, clearances, waivers, licenses, registrations, permits, approvals, orders and authorizations as are necessary or advisable to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of all such material consents, clearances, waivers, licenses, registrations, permits, approvals, orders and authorizations, including (i) making the requisite filings pursuant to the HSR Act, (ii) making all necessary notifications required by and filing all necessary applications with the FCC seeking the consent of the FCC to the transfer or assignment of the Permits and Communications Licenses issued by the FCC to the Company and each of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement (the “FCC Consents”) and (iii) making all necessary notifications required by and filing all necessary applications with the State PUCs seeking the consent of the applicable State PUC to the transfer or assignment of the Permits and Communications Licenses issued or granted by such State PUC to the Company or any of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement (the “State PUC Consents”); and (iv) making all necessary notifications required by and filing all necessary applications with each Municipal Franchising Authority seeking the consent of the Municipal Franchising Authority to the transfer or assignment of the Permits and Communications Licenses issued by the Municipal Franchising Authority to the Company and each of its Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement (the “Municipal Franchising Authority Consents”).  Without limiting the generality of the foregoing, and subject to Section 5.2, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall each furnish to the other such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing.  The Company shall defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including promptly seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed.

(b)           In furtherance and not in limitation of the foregoing, each of the parties hereto will use all commercially reasonable efforts to (i) make or cause to be made the applications or filings required to be made by Parent or the Company or any of their respective Subsidiaries under or with respect to the HSR Act or with respect to the FCC Consents, PUC Consents, and Municipal Franchising Authority Consents, and to pay any fees due of it in connection with such applications or filings, within 20 Business Days after the date hereof, and (ii) comply as expeditiously as practicable with any request under or with respect to the HSR Act or with respect to the FCC Consents and PUC Consents for additional information, documents or other materials received from the Federal Trade Commission, the Department of Justice, the FCC or any State PUC in connection with such applications or filings or the Merger and the other transactions contemplated by this Agreement.  Each party hereto shall keep the other reasonably informed of communications from any Governmental Entity regarding any of the transactions contemplated by this Agreement.  Notwithstanding anything to the contrary contained in this Section 5.6, Parent shall be under no obligation to make any divestiture of any asset or agree to any type of behavioral relief that a Governmental Entity may request if such divestiture or behavioral relief would reasonably be expected to have a material and adverse effect on the benefits expected to be derived from the Merger, or Parent, or if such divestitures or behavioral relief would adversely affect the ability to obtain the Financing.

(c)           Between the date hereof and the Closing Date, the Company shall, and shall cause its Subsidiaries to, maintain the validity of all Material Communications Licenses and all other material Communications Licenses and comply in all material respects with all requirements of the Communications Licenses and the Laws and the rules and regulations of the FCC and State PUCs.  The Company shall, and shall cause its Subsidiaries to, use reasonable commercial efforts to (a) refrain from taking any action which may jeopardize the validity of any of the Communications Licenses or result in the revocation, surrender or any adverse modification of, forfeiture of, or failure to renew under regular terms, any of the Communications Licenses, (b) prosecute with due diligence any pending applications with respect to the Communications Licenses, including any renewals thereof, and (c) with respect to Communications Licenses, make all filings and reports and pay all fees necessary or reasonably appropriate for the continued operation of the businesses of the Company and its Subsidiaries, as and when such approvals, consents, permits, licenses, filings, or reports or other authorizations are necessary or appropriate.

(d)           Between the date hereof and the Closing Date, the Company shall, and shall cause its Subsidiaries, and their respective officers, employees, agents, consultants and other representatives to reasonably cooperate with Parent to develop and implement a business integration plan (including with respect to network integration, customer relationship management and personnel deployment).

(e)           Subject to Section 5.6(b), in case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, each of the parties to this Agreement shall take or cause to be taken all such necessary action, including the execution and delivery of such further instruments and documents, as may be reasonably requested by any party hereto for such purposes or otherwise to complete or perfect the transactions contemplated by this Agreement.

SECTION 5.7                                             Communications.

The initial press release by each of Parent and the Company with respect to the execution of this Agreement shall be acceptable to Parent and the Company.  Neither the Company nor Parent (nor any of their respective Affiliates) shall issue any other press release or make any other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior agreement of the other party, except as may be required by Law, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before making any such public announcements.  Without limiting the foregoing, the Company shall cooperate in good faith with Parent to develop the Company’s communications strategy with respect to the Merger and transactions contemplated by this Agreement, including communications to employees, customers and suppliers (including the first announcement to those Persons).  Cooperation shall include providing Parent with communication materials (whether to be distributed via email, voice mail, by memo or otherwise) reasonably prior to its use and including Parent’s comments in the communication.  The Company and its Subsidiaries shall communicate publicly, internally and with customers and suppliers in a manner consistent with the mutually developed communication strategy.

SECTION 5.8                                             Indemnification of Directors and Officers.

(a)           For not less than six years from and after the Effective Time, Parent shall and shall cause the Surviving Corporation to indemnify and hold harmless all past and present directors and officers of the Company (“Covered Persons”) to the same extent such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company’s certificate of incorporation and by-laws with any Covered Persons for acts or omissions occurring at or prior to the Effective Time.  Each Covered Person shall be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation with respect to any matters subject to indemnification hereunder in accordance with the Company’s certificate of incorporation and by-laws in existence on the date of this Agreement, provided that any person to whom expenses are advanced undertakes, to the extent required by the DGCL, to repay such advanced expenses if it is ultimately determined that such person is not entitled to indemnification.

(b)           The Company shall purchase, prior to the Effective Time, a four-year “tail” prepaid directors’ and officers’ liability insurance policy in respect of facts or events which occurred on or before the Effective Time; provided that the premium for such policy are reasonably acceptable to Parent (it being understood that a policy with a one-time premium not in excess of 300% of the current annual premium shall be deemed to be reasonably acceptable to Parent).

(c)           The obligations under this Section 5.8 shall not be terminated or modified in such a manner as to affect adversely any indemnitee to whom this Section 5.8 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.8 apply and their respective heirs, successors and assigns shall be express third-party beneficiaries of this Section 5.8).  In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.8.

SECTION 5.9                                             Fees and Expenses.

Except for expenses arising out of the filing of a premerger notification and report form under the HSR Act with respect to the Merger (which such expenses shall be shared equally by Parent and the Company) and as otherwise provided in Section 7.3, each party hereto shall bear its own fees, costs and expenses incurred in the pursuit of the transactions contemplated by this Agreement, including the fees and expenses of its respective counsel, financial advisors and accountants.

SECTION 5.10                                      Section 16 Compliance.

Prior to the Effective Time, the Company shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act, any dispositions of shares of Common Stock (including derivative securities with respect to shares of Common Stock) that are treated as dispositions under such rule and result from the Merger or other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

SECTION 5.11                                      Supplemental Information.

The Company shall give prompt notice to Parent and Parent shall give prompt notice to Company of (i) any written notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement, (ii) the Company or the Parent, as the case may be, becoming aware of any facts, matters or circumstances that would cause any condition to the obligations of the Company, Parent or Merger Sub to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (iii) the occurrence or existence of any event which would, or could with the passage of time or otherwise, make any representation or warranty contained herein (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect) untrue in any material respect; provided, however, that the delivery of notice pursuant to this Section 5.11 shall not limit or otherwise affect the remedies available hereunder to the Company or Parent.  Further, the Company shall give prompt notice to Parent of any Company Material Adverse Effect or the occurrence of any event or events which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 5.12                                      United Communications Acquisition.

The Company and its Subsidiaries shall use its commercially reasonable efforts to consummate the acquisition of United Communications, Inc. as contemplated by, and in accordance with the terms of, the Unicomm Acquisition Agreement.  The Company shall not waive any closing condition or amend the Unicomm Acquisition Agreement without the prior written consent of Parent, such consent not to be unreasonably withheld or delayed.

SECTION 5.13                                      State Takeover Statutes.

Parent, the Company and their respective board of directors shall (i) take all reasonable action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, or the transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement or the transactions contemplated by this Agreement, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement or the transactions contemplated by this Agreement.

SECTION 5.14                                      Employee Benefits Matters.

(a)           As of the Effective Time, and for a period of at least one (1) year thereafter, Parent agrees to provide or cause its Subsidiaries (including the Surviving Corporation) to provide each employee of the Company or its Subsidiaries as of the Effective Time (the “Affected Employees”) with compensation and benefits that are not less favorable, in the aggregate, than those, at Parent’s discretion, provided to similarly situated employees of Parent or its Subsidiaries or as provided to employees on the date of this Agreement pursuant to Employee Benefit Plans set forth in the Disclosure Schedule.  Nothing in this Section 5.14 shall be deemed to be a guarantee of employment for any employee, or to restrict the right of the Surviving Corporation or any of its Subsidiaries to terminate any employee.  Nothing contained in this Section 5.14, whether express or implied, (i) shall be treated as an amendment or other modification of any Employee Benefit Plan, or (ii) shall limit the right of the Surviving Corporation or any of its Subsidiaries to amend, terminate or otherwise modify any Employee Benefit Plan following the Closing.  To the extent that service is relevant for purposes of eligibility to participate or vesting (but not for any other purpose) under any employee benefit plan of Parent or any of its subsidiaries (including the Surviving Corporation) extended to Affected Employees, Affected Employees shall receive full credit for their service with the Company and its Subsidiaries prior to the Effective Time.  To the extent Parent does not satisfy its obligations under this Section 5.14(a) by maintaining, or causing the Surviving Corporation to maintain, Employee Benefit Plans, Parent shall use commercially reasonable efforts to cause its relevant insurance carrier(s) (i) to waive any preexisting condition limitations and any eligibility waiting periods with respect to each of the Affected Employees to the extent such limitations and waiting periods did not apply or had been satisfied with respect to similar coverage under the corresponding Employee Benefit Plan, and (ii) to recognize for purposes of annual deductible and out-of-pocket limits under any medical or dental plan any deductible and out-of-pocket expenses paid by Affected Employees under the corresponding Employee Benefit Plan during the calendar year in which such Employee Benefit Plan is discontinued.

(b)           Parent hereby agrees that for a period of one year immediately following the Effective Time it shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide all employees of the Company and the Subsidiaries who are employed thereby as of immediately prior to the Effective Time (other than employees who, as of the Effective Time, are party to severance agreements identified in Section 5.14(b)(1) of the Disclosure Schedule) who are Terminated Without Cause with a minimum level of severance benefits equal to, and calculated in accordance with, the severance policy set forth in Section 5.14(b)(2) to the Disclosure Schedule.  For purposes of determining the amount of their minimum severance benefits under this Section 5.14(b), employees of the Company and its Subsidiaries shall receive credit for all service accrued or deemed accrued prior to the Effective Time with the Company or any of its Subsidiaries (including, without limitation, any current or former Affiliate of the Company or any of its Subsidiaries or any predecessor, to the extent previously recognized under any Employment Benefit Plan).  No Affected Employee shall have any obligation to mitigate the amount of any payments provided for in this Section 5.14(b) by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in this Section 5.14(b) be reduced by any compensation earned by the Affected Employee as the result of employment by another employer or self-employment or by retirement benefits.  For purposes of this Section 5.14(b), “Termination Without Cause” will generally be defined as an Affected Employee’s termination of employment by Parent or one of its Subsidiaries other than for (i) the commission of an act of fraud, embezzlement or dishonesty by the Affected Employee that has material adverse impact on the Parent or any successor or Affiliate thereof, (ii) the Affected Employee’s conviction of, or guilty plea or plea of nolo contendere to, a felony or misdemeanor resulting in a jail sentence or any crime involving dishonesty or moral turpitude; (iii) the refusal or failure by the Affected Employee to substantially perform his or her duties with his or her employer, after a demand for such performance has been delivered to the Affected Employee by such employer and such refusal or failure continues for a period of thirty (30) days following such demand; or (iv) any unauthorized use or disclosure by the Affected Employee of confidential information or trade secrets of Parent or any successor or Affiliate thereof that has a material adverse impact on any such entity.

(c)           The Company and each of its Subsidiaries shall terminate each Employee Benefit Plan that constitutes a “Code Section 401(k) plan” (each such Employee Benefit Plan, a “Company 401(k) Plan”) effective prior to the Closing Date, unless Parent, in its sole and absolute discretion, agrees to sponsor and maintain (or cause the Surviving Corporation to sponsor and maintain) such plan by providing the Company with written notice of such election not less than ten (10) days prior to the Closing Date.  Prior to the Closing Date, the Company shall provide Parent with evidence reasonably satisfactory to Parent that each Company 401(k) Plan with respect to which Parent has not provided the notice specified in the immediately preceding sentence (i) has been terminated pursuant to resolutions of the Company’s or Subsidiary’s Board of Directors, effective not later than the day immediately preceding the Closing Date, and (ii) an executed amendment to each such Company 401(k) Plan sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder.  The form and substance of such resolutions and amendment shall be subject to the prior review and approval of Parent.  Parent also agrees that, in the event Parent requires the Company to terminate any and all Company 401(k) Plans, Parent shall either (i) allow any Affected Employees who have accounts under the Company’s 401(k) Plans to rollover the amounts in such accounts (including outstanding loans) into Parent’s 401(k) plan or a 401(k) plan of one of Parent’s Subsidiaries or (ii) cause the Surviving Corporation to adopt a 401(k) plan and allow any Affected Employees who have accounts under the Company’s 401(k) Plans to rollover the amounts in such accounts (including outstanding loans) into the Surviving Corporation’s 401(k) plan; provided, however, that neither Parent’s nor any of its Subsidiaries’ 401(k) plan shall be required to accept such rollover if Parent or such Subsidiary reasonably determines that the acceptance of any such rollover would reasonably be expected to jeopardize the qualified status of such plan.

(d)           To the extent the Company, any of its Subsidiaries, the Surviving Corporation or Parent is obligated to make any payment or payments as a result of the Merger ("Parachute Payments") that would constitute an "excess parachute payment," as defined in Section 280G of the Code (or any similar provision of state, local or foreign law), the Parent shall cause the Surviving Corporation to pay the Person subject to the excise tax imposed under Section 4999 of the Code an amount necessary to pay such excess tax, taking into account the taxability of the payment; provided that the Surviving Corporation shall not be required to pay, in the aggregate for all Persons, in excess of $900,000.

SECTION 5.15                                      Financing.

(a)           Parent shall use its commercially reasonable efforts to arrange the Financing on the terms and conditions described in the Commitment Letters, including using commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein and (ii) satisfy or obtain the waiver of all conditions applicable to Parent and Merger Sub in such definitive agreements.  In the event any portion of the Financing becomes unavailable, Parent shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources as soon as reasonably practicable on the same or substantially similar terms.  Parent shall give the Company prompt notice of any material breach by any party of the Commitment Letters or any termination of the Commitment Letters.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letters without first consulting the Company.  Neither Parent nor Merger Sub shall agree to any amendment, supplement or other modification to be made to, or any waiver of any material provision or remedy under, the Commitments Letters if such amendment would materially and adversely affect or delay in any material respect Parent’s ability to consummate the transactions contemplated by this Agreement, without first obtaining the Company’s prior written consent.

(b)           The Company shall, to the extent Parent may reasonably request in connection with any third-party financing Parent and Merger Sub may seek to obtain in order to fund the transactions contemplated by this Agreement and to refinance the existing indebtedness of the Company, use its commercially reasonable efforts to, and shall cause the Subsidiaries and its and their respective officers, employees and advisors to use their respective commercially reasonable efforts to assist the completion of the Financing, including: (i) cooperating in the preparation of any offering memorandum, private placement memorandum, prospectuses or similar documents, (ii) providing all audited and unaudited financial statements and financial data of the type required by Regulation S-X and Regulation S-K and of type and form customarily included in private placements under Rule 144A under the Securities Act to consummate the offering of secured or senior notes, (iii) making senior management of the Company reasonably available for meetings and due diligence sessions, (iv) cooperating with prospective lenders, placement agents, initial purchasers and their respective advisors in performing their due diligence, (v) entering into customary agreements with underwriters, initial purchasers or placement agents and providing and executing customary closing documents as may be reasonably requested by Parent, (vi) entering into or help procure pledge and security documents, landlord waivers, other definitive financing documents or other requested certificates or documents, including, without limitation, documents relating to the release of liens in connection with the Company’s existing indebtedness, (vii) providing reasonable assistance with respect to obtaining a customary certificate of the chief financial officer of the Company with respect to solvency matters, and (viii) obtaining customary comfort letters of accountants, audit reports, legal opinions and real estate title documentation as may be reasonably requested by Parent; provided that none of the Company or any Subsidiary shall be required to pay any commitment or similar fee or incur any other liability in connection with any such third-party financing prior to the Effective Time.  Notwithstanding the foregoing, nothing in this Agreement shall require the Company Board to take any action to approve any third party financing provided in connection with the Merger.

SECTION 5.16                                      Resignations.

The Company shall use its commercially reasonable efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors and officers of the Company or any Subsidiary designated by Parent to the Company in writing at least three (3) Business Days prior to the Closing; provided that such resignation shall be structured to preserve, or not waive, the rights of any such director or officer of his or her rights under any written severance or change of control agreement in effect as of the date of this Agreement and set forth in Section 3.9(a) of the Disclosure Schedule.

SECTION 5.17                                      Environmental Investigation.

For 50 days after the date of this Agreement, Parent shall have the right, at its sole cost and expense, to (a) inspect non-privileged records, reports, permits, applications, monitoring results, studies, correspondence data and any other information or documents relevant to the compliance or noncompliance of the Company and its Subsidiaries with Environmental Laws and (b) conduct or have conducted environmental audits regarding the facilities of the Company and its Subsidiaries and conduct tests of the soil surface or subsurface waters and air quality at, in, on, beneath or about the facilities of the Company, and to conduct such other procedures, in each case, as may be reasonably recommended by an environmental consultant engaged by Parent based on its professional judgment, in a manner consistent with good engineering practice; provided that Parent, with the reasonable assistance of Company, shall seek and obtain appropriate permission to conduct such tests on third-party property; provided that in each case, such tests and inspections shall be conducted only (i) during regular business hours and upon reasonable prior notice to the Company and any relevant third-party and (ii) in a manner that will not materially interfere with the operation of the business of the Company or its Subsidiaries and/or the use of, access to or egress from the facilities of the Company or its Subsidiaries.  If after the forging inspection or audit, an environmental consultant engaged by Parent based on its professional judgment, in a manner consistent with good engineering practice, reasonably recommends further inspection or audit, Parent shall have an additional 30 days to conduct such further investigation or audit. In any event, Parent shall keep the Company reasonably informed as to any material results of the investigations that may reasonably likely indicate that the condition set forth in Section 6.2(f) would not to be satisfied, and shall, at the request of the Company, meet with the Company at or prior to 30 days from the date of this Agreement to provide the status of Parent's investigation.

ARTICLE 6
CONDITIONS PRECEDENT

SECTION 6.1                                             Conditions Precedent to Obligations of Each Party.

The respective obligations of each party hereto to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of each of the following conditions precedent, any or all of which may be waived, in whole or in part, to the extent permitted by Section 8.4 and applicable Law:

(a)           Stockholder Approval.  This Agreement shall have been adopted by the Required Company Stockholders.

(b)           No Order.  No court of competent jurisdiction or other Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, decree, judgment, injunction or other ruling (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger.

(c)           HSR.  Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(d)           Other Governmental Approvals.  (i) All consents, approvals or orders of, authorizations of, or actions by the FCC, including the FCC Consents, and (ii) all State PUC approvals, in each case required to consummate the Merger and the other transactions contemplated hereby, including the State PUC Consents, shall have been obtained and shall have become Final Orders; provided, however that no FCC Consent or State PUC Consent shall impose or be conditioned upon Parent’s, Merger Sub’s or their Affiliates’ agreement to or compliance with any term, condition or restriction, or result in the waiver of rights asserted by any of the foregoing, that would reasonably be likely to be materially adverse to Parent, Surviving Corporation or any of their Affiliates in the reasonable judgment of Parent.

SECTION 6.2                                             Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of each of the following conditions precedent, any or all of which may be waived, in whole or in part, to the extent permitted by Section 8.4 and applicable Law:

(a)           Representations and Warranties.  (i) Each of the Company’s representations and warranties contained in this Agreement other than Sections 3.2, 3.3 and 3.19(d) hereof (without giving effect to any “material,” “materiality” or “Company Material Adverse Effect” qualification on such representations and warranties) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though such representations and warranties were made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be as of such earlier date), except where the failure or failures to be true and correct, individually or in the aggregate, (x) would not reasonably be expected to have a Company Material Adverse Effect or (y) are a result of certain Disclosure Schedules being incomplete to the extent that the reason for being incomplete is merely due to the consummation of the Unicomm Acquisition Agreement; and (ii) the Company’s representations and warranties contained in Sections 3.2, 3.3 and 3.19(d) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though such representations and warranties were made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date).

(b)           Performance of Obligations.  The Company shall have performed in all material respects and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing Date.

(c)           Closing Certificate.  Parent shall have received a certificate dated the Closing Date and signed by an authorized officer of the Company, certifying to the conditions set forth on Section 6.2(c) of the Disclosure Schedule.

(d)           Company Material Adverse Effect.  Since December 31, 2006, no Company Material Adverse Effect shall have occurred and be continuing and no event, development, change or effect shall have occurred and be continuing that would reasonably be expected to have a Company Material Adverse Effect.

(e)           Opinion of Regulatory Counsel.  Parent and Merger Sub shall have received opinions of regulatory counsel to the Company regarding telecommunications regulatory matters, substantially in form and substance as set forth on Exhibit C.

(f)            Environmental Liabilities.  The environmental investigation contemplated by Section 5.17 shall not have discovered non-compliance with Environmental Laws or conditions, including the presence of or Release of any Hazardous Substances, that would reasonably be expected to result in liabilities to the Company for Remediation or other compliance requirements in excess of $2,000,000 (calculated as set forth on Section 6.2(f) of the Disclosure Schedule) excluding any such liabilities for which the Company is insured as of the date hereof.

SECTION 6.3                                             Conditions Precedent to Obligations of the Company.

The obligations of the Company to effect the Merger shall be subject to the fulfillment or satisfaction, prior to or on the Closing Date, of each of the following conditions precedent, any or all of which may be waived, in whole or in part, to the extent permitted by Section 8.4 and applicable Law:

(a)           Representations and Warranties.  Each of Parent’s and Merger Sub’s representations and warranties contained in this Agreement (without giving effect to any “material” or “materiality” qualification on such representations and warranties) shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though such representations and warranties were made on and as of the Closing Date, except to the extent that such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be as of such earlier date, except where the failure to be true and correct, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to perform their respective obligations under this Agreement.

(b)           Performance of Obligations.  Parent and Merger Sub shall have performed in all material respects and complied in all material respects with all agreements and conditions contained in this Agreement that are required to be performed or complied with by them prior to or at the Closing.

(c)           Closing Certificate.  The Company shall have received a certificate dated the Closing Date and signed by an authorized officer of Parent, certifying that the conditions specified in Sections 6.3(a) and 6.3(b) have been satisfied.

ARTICLE 7
TERMINATION

SECTION 7.1                                             Termination.

This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after adoption of this Agreement by the Required Company Stockholders:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company:

(i)            if this Agreement is not adopted by the Required Company Stockholders at the Company Stockholders’ Meeting or any adjournment thereof at which this Agreement has been voted upon (if, in the case of the Company, it has not violated Sections 5.3, 5.4 or 5.5);

(ii)           if the Merger shall not have been consummated by October 31, 2007 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date; provided that Parent may extend the Termination Date to December 31, 2007, but only if the Closing has not occurred as a result of the failure to satisfy the conditions set forth in Section 6.1(b), (c) and (d); or

(iii)          if there shall be any final non-appealable order, decree, ruling or other action issued by a Governmental Entity permanently restraining, enjoining or otherwise prohibiting consummation of the Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b)(iii) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a principal cause of or resulted in any such order, decree, ruling or other action.

(c)           by the Company:

(i)            if Parent or Merger Sub (A) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Sub such that the closing condition set forth in Section 6.3(b) would not be satisfied or (B) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the closing condition set forth in Section 6.3(a) would not be satisfied, and, in the case of both (A) and (B), such breach is incapable of being cured by the Termination Date or is not cured by Parent or Merger Sub within twenty (20) Business Days after Parent or Merger Sub receives written notice of such breach from the Company; provided that the right to terminate this Agreement under this Section 7.1(c)(i) shall not be available to the Company if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement or it is in breach of its representations or warranties in any material respects;

(ii)           if prior to the adoption of this Agreement by the Required Company Stockholders at the Company Stockholders’ Meeting, (A) the Company Board has received a Superior Proposal, (B) the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (C) the Company has complied with Sections 5.3, 5.4 and 5.5 and (D) at the time of such termination, Parent has received the fee set forth in Section 7.3; provided that the Company Board shall only be able to terminate this Agreement pursuant to this clause (ii) after three (3) Business Days following Parent’s receipt of written notice advising Parent that the Company Board is prepared to do so, and only if, during such three (3) Business Day period, the Company and its advisors will have negotiated in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would enable the parties to proceed with the transactions contemplated herein on such adjusted terms; or

(iii)          if (A)(x) all of the conditions set forth in Sections 6.1, 6.2(a), 6.2(b) and 6.2(d) have been satisfied, (y) the Company has delivered to Parent the certificate set forth in Section 6.2(c) and (z) regulatory counsel agrees in writing it is prepared to render the opinion set forth in Section 6.2(e), and (B) Parent has failed to consummate the Merger prior to the sixtieth (60th) day after the satisfaction of the last condition in (A)(x) through (z) of this subsection to be satisfied:

(d)           by Parent:

(i)            if the Company (A) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 6.2(b) would not be satisfied or (B) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 6.2(a) would not be satisfied, and, in the case of both (A) and (B), such breach is incapable of being cured by the Termination Date or is not cured by the Company within twenty (20) Business Days after the Company receives written notice of such breach from Parent or Merger Sub; provided that the right to terminate this Agreement under this Section 7.1(d)(i) shall not be available to the Parent if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement or it is in breach of its representations or warranties in any material respects; or

(ii)           if, prior to the adoption of this Agreement by the Required Company Stockholders at the Company Stockholders’ Meeting, (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company shall have failed to include in the Proxy Statement the recommendation of the Company Board that its stockholders vote in favor of the Merger and the transactions contemplated hereby, (C) the Company Board fails publicly to reaffirm its recommendation of this Agreement, the Merger or the other transactions contemplated by this Agreement within ten (10) days after Parent requests in writing that such recommendation or determination be reaffirmed, (D) a tender or exchange offer relating to any shares of Common Stock will have been commenced and the Company will not have sent to its security holders, within ten (10)

days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer, (E) a Takeover Proposal is publicly announced, and the Company fails to issue, within ten (10) days after such Takeover Proposal is announced, a press release that reaffirms the recommendation of the Company Board that its stockholders vote in favor of the Merger and the transactions contemplated hereby or (F) the Company has breached any of its obligations under Sections 5.3 or 5.4 to call, give notice of, convene and hold the Company Stockholders’ Meeting and timely mail the Proxy Statement as contemplated thereby, which has not been cured (or is not capable of being cured) within twenty (20) Business Days following receipt by the Company of written notice of such breach.

SECTION 7.2                                             Effect of Termination and Abandonment.

In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, written notice thereof shall be given to the other parties hereto, and this Agreement (other than as set forth in this Article VII and other than Sections 5.2(b) (Confidentiality), 5.7 (Public Announcements), 5.9 (Expenses), and Articles VIII and IX) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective directors, officers, employees, Affiliates, stockholders, agents, legal and financial advisors or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.  If this Agreement is terminated and the Merger is abandoned pursuant to this Article VII, all confidential information received by Parent or its representatives and Affiliates with respect to the Company, its Subsidiaries and their respective Affiliates shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

SECTION 7.3                                             Termination Fees.

(a)           If this Agreement shall be terminated pursuant to:

(i)            Section 7.1(b)(i), 7.1(b)(ii), or 7.1(d)(i) and (x) at any time after the date hereof and before such termination a Takeover Proposal shall have been publicly announced or otherwise communicated to the Company Board and (y) within nine (9) months of the termination of this Agreement, the Company enters into a definitive agreement with any third party with respect to a Takeover Proposal or any such transaction involving a Takeover Proposal is consummated; or

(ii)           Section 7.1(c)(ii) or 7.1(d)(ii) hereof,

then the Company shall (1) in the case of termination pursuant to clause (i) of this Section 7.3(a), upon the earlier to occur of the execution of such definitive agreement and such consummation, (2) in the case of termination pursuant to Section 7.1(d)(ii), not later than the close of business on the Business Day following such termination or (3) in the case of termination pursuant to Section 7.1(c)(ii), on the date of termination, pay Parent a non-refundable fee in an amount equal to $16,770,000 (the “Parent Termination Fee”), payable by wire transfer of immediately available funds to an account designated in writing to the Company by Parent.  For purposes of this paragraph (a), “Takeover Proposal” shall have the meaning assigned to such term in Section 9.1, except that all references to “20%” shall be changed to “50%.”

(b)           If this Agreement is terminated under any of the circumstances described in Section 7.3(a) (but with respect to Section 7.3(a)(i), without regard to whether any of the circumstances described in clause (y) thereof have occurred), the Company shall reimburse Parent for all its fees and expenses, not to exceed $2,000,000 (including attorney’s fees) incurred in connection herewith and the transactions contemplated hereby (the “Company Expense Reimbursement Amount”), which reimbursement shall be made in cash by wire transfer of immediately available funds to an account designated in writing to the Company by Parent, not later than the close of business on the fifth Business Day following such termination.

(c)           If this Agreement is terminated by the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii), then Parent shall pay the Company a non-refundable fee in an amount equal to $16,770,000 (the “Company Termination Fee”), payable by wire transfer of immediately available funds to an account designated in writing to Parent by the Company. The Company Termination Fee shall be paid promptly as possible (but in any event within two Business Days) following such termination by the Company.

(d)           Each of the Company, Parent and Merger Co acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and Merger Co would not have entered into this Agreement, and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty.  If the Company fails to pay as directed in writing by Parent any amounts due to Parent or Merger Sub pursuant to this Section 7.3 within the time periods specified in this Section 7.3 or Parent fails to pay the Company any amounts due to the Company pursuant to this Section 7.3 within the time periods specified in this Section 7.3, the Company or Parent, as applicable, shall pay the actual and reasonably documented costs and expenses (including reasonable legal fees and expenses) incurred by Parent or the Company, as applicable, in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(e)           Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Company Termination Fee from Parent pursuant to this Section 7.3 shall be the sole and exclusive remedy of the Company and its Subsidiaries and stockholders against Parent, Merger Sub, and any of their respective stockholders, directors, employees, officers, Affiliates or agents for any loss suffered as a result of the failure of the Merger to be consummated, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement and for any claims or actions arising out of any breach of any representation, warranty, covenant, or the termination or failure to perform under this Agreement, and the Company’s only right shall be to receive the Company Termination Fee as set forth above.

ARTICLE 8
MISCELLANEOUS

SECTION 8.1                                             Entire Agreement.

This Agreement (including the annexes, exhibits and schedules hereto) and the Confidentiality Agreement set forth the entire understanding of the parties hereto with respect to the transactions contemplated hereby, and, except as set forth in this Agreement, there are no representations or warranties, express or implied, made by any party to this Agreement with respect to the subject matter of this Agreement and the Confidentiality Agreement.  Except for the matters set forth in the Confidentiality Agreement, any and all previous agreements and understandings between or among the parties hereto regarding the subject matter hereof, whether written or oral, are superseded by this Agreement and the agreements referred to or contemplated herein.

SECTION 8.2                                             Assignment and Binding Effect; Third Party Beneficiaries.

(a)           This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, however, that Parent shall be permitted to assign this Agreement to any Affiliate of Parent (provided that Parent shall remain liable for all of its obligations hereunder following such assignment).  All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto.

(b)           Except as provided in Section 5.8(c), nothing in this Agreement, express or implied (including the provisions of Section 5.14), is intended or shall be construed to create any third-party beneficiaries.

SECTION 8.3                                             Notices.

Any notice, request, demand, waiver, consent, approval, or other communication which is required or permitted to be given to any party hereunder shall be in writing and shall be deemed given only if delivered to such party personally (including by overnight courier) or sent to such party by facsimile transmission (promptly followed by a hard-copy delivered in accordance with this Section 8.3) or by registered or certified mail (return receipt requested), with postage and registration or certification fees thereon prepaid, addressed to the party at its address set forth below:

If to Parent, Merger Sub or the Surviving Corporation:

Integra Telecom Holdings, Inc.
1201 NE Lloyd Blvd
Portland, Oregon 97232
Facsimile: 503-453-8221
Attention: General Counsel

with a copy to:

Perkins Coie LLP
1120 NW Couch St
Portland, Oregon 97209
Facsimile: 503-727-2222
Attention: M. Christopher Hall

If to the Company:

Eschelon Telecom, Inc.
730 Second Avenue S.
Minneapolis, Minnesota 55402
Facsimile: 612-436-6797
Attention: Richard A. Smith

with a copy to:

Latham & Watkins LLP
555 Eleventh St, NW
Washington, D.C. 20004
Facsimile: 202-637-2201
Attention: David McPherson

or to such other address or Person as any party hereto may have specified in a notice duly given to the other parties hereto as provided herein.  Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given or received as of the date so delivered (if confirmed when sent by facsimile) or mailed.

SECTION 8.4                                             Amendment and Modification; Waiver.

(a)           This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made that, by Law, requires further approval by such stockholders.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(b)           At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other with any of the agreements or conditions contained herein; provided, however, that after any approval of the Merger by the stockholders of the Company, there may not be any extension or waiver of this Agreement or any portion thereof which, by Law, requires further approval by such stockholders.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

SECTION 8.5                                             Governing Law; Consent to Jurisdiction.

(a)           THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

(b)           All actions, suits and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Illinois state or federal court sitting in the city of Chicago.  The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in Chicago, Illinois for the purpose of any action, suit or proceeding arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, suit, or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that such action, suit or proceeding is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

SECTION 8.6                                             Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT OR BY THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

SECTION 8.7                                             Severability.

If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of the Agreement shall remain in full force and effect.  Upon such determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto to the fullest extent permitted by applicable Law.

SECTION 8.8                                             Counterparts.

This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

SECTION 8.9                                             Enforcement.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court in the United States or any state having jurisdiction, subject to Section 8.5(b), this being in addition to any other remedy to which they are entitled at law or in equity.

SECTION 8.10                                      Non-Survival of Representations and Warranties.

Notwithstanding anything to the contrary contained herein, no representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger.  This Section 8.10 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Merger.

SECTION 8.11                                      Damages.

NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PARTY HERETO SHALL BE LIABLE TO ANY OTHER PARTY HERETO (INCLUDING ITS RESPECTIVE HEIRS, LEGAL REPRESENTATIVES, SUCCESSORS OR ASSIGNS, AS THE CASE MAY BE, HEREUNDER) FOR ANY INCIDENTAL, CONSEQUENTIAL, SPECIAL OR PUNITIVE DAMAGES ARISING OUT OF THIS AGREEMENT OR ITS TERMINATION PURSUANT TO ARTICLE VII, WHETHER FOR BREACH OF REPRESENTATION OR WARRANTY OR COVENANT OR OTHER AGREEMENT OR ANY OBLIGATION ARISING THEREFROM OR OTHERWISE, WHETHER LIABILITY IS ASSERTED IN CONTRACT OR TORT (INCLUDING NEGLIGENCE AND STRICT PRODUCT LIABILITY) AND REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF ANY SUCH LOSS OR DAMAGE.  EACH PARTY HERETO HEREBY WAIVES ANY CLAIMS THAT THESE EXCLUSIONS DEPRIVE SUCH PARTY OF AN ADEQUATE REMEDY.

SECTION 8.12                                      Disclosure Schedule.

The representations and warranties contained in Article III are qualified by reference to the Disclosure Schedule.  A matter set forth in one section of the Disclosure Schedule need not be set forth in any other section of the Disclosure Schedule so long as its relevance to the latter section of the Disclosure Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed in the Disclosure Schedule to the person to which such disclosure is being made.  The parties hereto agree that the Disclosure Schedule is not intended to constitute, and shall not be construed as constituting, representations and warranties of the Company except to the extent expressly provided in this Agreement.  Parent and Merger Sub acknowledge that (i) the Disclosure Schedule may include items or information that the Company is not required to disclose under this Agreement, (ii) disclosure of such items or information shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligation of the Company under this Agreement and (iii) inclusion of information in the Disclosure Schedule shall not be construed as an admission that such information is material to the Company.

ARTICLE 9
DEFINED TERMS; INTERPRETATION

SECTION 9.1                                             Defined Terms.

As used in this Agreement, the terms set forth below shall have the following meanings:

(a)           “Affiliate” of a Person means any other Person who directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with such Person.

(b)           “Business Day” means a day other than Saturday or Sunday or a day on which banks are required or authorized to close in the State of Minnesota or Oregon.

(c)           “COBRA” means the health care continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (currently reflected in Part 6 of Subtitle B of Title I of ERISA and Section 4980B(f) of the Code), and all Laws promulgated pursuant thereto or in connection therewith.

(d)           “Confidentiality Agreement” means the letter agreement, dated as of February 26, 2007 between Parent and the Company.

(e)           “Code” means the Internal Revenue Code of 1986, as amended, and all the regulations promulgated, and the rulings issued thereunder or in connection therewith.

(f)            “Common Stock” means the common stock of the Company, par value $0.01 per share.

(g)           “Company Financials” means the consolidated balance sheet of the Company and its Subsidiaries at December 31, 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the twelve-month period then ended.

(h)           “Company Group” shall mean the affiliated group of corporations filing a consolidated federal income Tax Return of which the Company is the common parent entity.

(i)            “Company Material Adverse Effect” means any event, development, change or effect that individually or when considered with all other events, developments, changes or effects, is materially adverse to the business, results of operation, financial condition or liabilities of the Company and its Subsidiaries, taken as a whole, or which would prevent or materially delay the Closing, other than any event, development, change or effect arising out of or resulting from (a) a decrease in the market price of the shares of Common Stock (but not any event, development, change or effect underlying such decrease to the extent that such event, development, change or effect would otherwise constitute a Company Material Adverse Effect), (b) changes in conditions in the U.S. or global economy generally, (c) changes that generally affect the industries in which the Company and its Subsidiaries conduct their business, (d) changes in GAAP after the date of this Agreement, which were not announced prior to the date of this Agreement, (e) the execution, announcement or performance of this Agreement or the transactions contemplated by this Agreement including the impact thereof on relationships with customers, suppliers and others, (f) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (g) earthquakes, hurricanes, floods, or other natural disasters (except, in each case, other than (a) or (e), to the extent such event, development, change or effect affects the Company or its Subsidiaries in a materially disproportionate manner as compared to other persons or participants in the industries in which the Company or its Subsidiaries conduct their business and that operate in the geographic regions affected by such effect, event, development or change).  In addition to the foregoing, the Company’s consolidated annualized EBITDA for the most recent quarter ending prior to Closing being less than 94% of the Company’s budgeted consolidated annualized EBITDA for such quarter (as delivered to Parent prior to the date of this Agreement), shall be deemed a Company Material Adverse Effect.

(j)            “Control” means the direct or indirect possession of the power to elect at least a majority of the Company Board or other governing body of a Person through the ownership of voting securities, ownership or partnership interests, by contract or otherwise or, if no such governing body exists, the direct or indirect ownership of 50% or more of the equity interests of a Person.

(k)           “EBITDA” means earnings before interest, taxes, depreciation and amortization, calculated in the manner presented in the Company’s budget delivered to Parent prior to the date of this Agreement.

(l)            “Employee Benefit Plan” means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other compensation or employee benefit plan, fund, policy, program, contract, arrangement or payroll practice of any kind (including any “employee benefit plan,” as defined in Section 3(3) of ERISA) or any employment, consulting or personal services contract, whether written or oral, qualified or nonqualified, funded or unfunded, or domestic or foreign, (i) sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party, (ii) covering or benefiting any current or former officer, employee, agent, director or independent contractor of the Company or any of its Subsidiaries (or any dependent or beneficiary of any such individual), or (iii) with respect to which the Company or any of its Subsidiaries has (or could have) any obligation or liability.

(m)          “Encumbrances” means Liens, security interests, deeds of trust, encroachments, reservations, orders of Governmental Entities, decrees or judgments of any kind.

(n)           “Environmental Laws” means all applicable Laws relating to protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation, Release, Remediation of, or exposure of Persons to Hazardous Substances.

(o)           “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

(p)           “ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other Person that, together with the Company or any of its Subsidiaries, is (or, at time during the last six years, was) treated as a single employer under Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

(q)           “Final Order” shall mean an action or decision that has been granted by the FCC or any State PUC as to which (a) no request for a stay or similar request is pending, no stay is in effect, the action or decision has not been vacated, reversed, set aside, annulled or suspended and any deadline for filing such request that may be designated by statute or regulation has passed, (b) no petition for rehearing or reconsideration or application for review is pending and the time for the filing of any such petition or application has passed, (c) neither the FCC nor the issuing State PUC, as appropriate, has the action or decision under reconsideration on its own motion and the time within which it may effect such reconsideration has passed, and (d) no appeal is pending, including other administrative or judicial review, or in effect and any deadline for filing any such appeal that may be designated by statute or rule has passed.

(r)            “GAAP” means United States generally accepted accounting principles.

(s)           “Governmental Entity” means any United States or other national, state, municipal or local government, domestic or foreign, any subdivision, agency, entity, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

(t)            “Hazardous Substances” means any and all hazardous or toxic substances, wastes or materials, any pollutants, contaminants or dangerous materials (including, without limitation, polychlorinated biphenyls, asbestos, volatile and semi-volatile organic compounds, oil, petroleum products and fractions, and any materials which include hazardous constituents or become hazardous, toxic, or dangerous when their composition or state is changed), or any other similar substances or materials which are included under or regulated by any Environmental Laws.

(u)           “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended, and all Laws promulgated pursuant thereto or in connection therewith.

(v)           “HSR Act” the Hart-Scott-Rodino Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(w)          “Intellectual Property” means any and all of the following in the United States or any other jurisdiction throughout the world: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents and patent rights, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, amendments divisionals, extensions, and reexaminations thereof (collectively, “Patents”); (ii) all trademarks, service marks, designs, trade dress, logos, slogans, trade names, business names, corporate names, and Internet domain names, together with all translations, adaptations, derivations, and combinations thereof, whether registered or unregistered, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing (collectively, “Marks”); (iii) all works of authorship, copyrights, and moral rights, and all applications, registrations, and renewals in connection therewith (collectively, “Copyrights”); (iv) all trade secrets and confidential information (including ideas, research and development, know-how, compositions, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), technologies, processes, formulae, algorithms, architectures, layouts, look-and-feel, designs, specifications, and methodologies, in each case that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, excluding any Patents or Copyrights that may cover or protect any of the foregoing (collectively, “Trade Secrets”); (v) all software, including source code, executable code, data, databases, Web sites, firmware, and related documentation (collectively, “Software”); and (vii) all other proprietary, intellectual or industrial property rights of any kind or nature that do not comprise or are not protected by Patents, Marks, Copyrights, Trade Secrets or Software.

(x)            “IRS” means the United States Internal Revenue Service.

(y)           “IT Expenditures” means any capital expenditures or commitments or additions, whether tangible or intangible, relating to or arising out of the Company’s or any of its Subsidiaries’ information technology infrastructure (including, without limitation, network software and hardware, back-office systems and related items).

(z)            “knowledge of the Company” or “to the Company’s knowledge” or similar words means the current actual knowledge, after due inquiry, of any of the individuals listed in Section 9.1(z) of the Disclosure Schedule, provided, however, that such knowledge shall not include any facts or conditions discovered as a result of the investigations contemplated by Section 5.17.

(aa)         “Laws” means all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, determinations, writs, injunctions, awards (including, without limitation, awards of any arbitrator), judgments and decrees applicable to the specified Persons.

(bb)         “Leased Network Facilities” mean all of the Network Facilities not owned by the Company or its Subsidiaries but are provided under lease, license, IRUs or other agreements, including Right-of-Way Agreements, between the Company or its Subsidiaries and third Persons

(cc)         “Letter of Transmittal” means (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery to the Paying Agent by a Stockholder of his, her or its Certificates in accordance with the instructions thereto), together with (ii) the instructions thereto for use in effecting the surrender of the Certificates in exchange for the consideration contemplated to be paid pursuant to this Agreement, each in form and substance reasonably acceptable to Parent and the Company.

(dd)         “Liens” means any mortgage, pledge, lien, conditional or installment sale agreement, encumbrance, covenants, conditions, restrictions, charge or other claims or interests of third parties of any kind.

(ee)         “Network Facilities” means, with respect to the Company and its Subsidiaries, all material network facilities (including cable, wires, conduits, switches and other equipment and facilities) and related material operating support systems, network operations centers, and land and buildings associated therewith. For purposes of this definition, “material” shall mean any network facility the absence of which would materially and adversely affect the ability of the Company or any of its Subsidiaries to use the Company’s networks in the manner and scope in which such network is being used on the date of this Agreement.

(ff)           “Option Cancellation Payment” means, with respect to each Option, an amount equal to the product of (i) the number of shares of Common Stock subject to such Option, multiplied by (ii) (x) the Merger Consideration, minus (y) the per share exercise price of the Option.

(gg)         “Option Holder” means a Person holding Options.

(hh)         “Option Plan” means the Company’s 2002 Stock Incentive Plan.

(ii)           “Options” means the issued and outstanding options to purchase shares of Common Stock, issued pursuant to the Option Plan.

(jj)           “Paying Agent” means a financial institution selected by Parent, which is reasonably acceptable to the Company, and which has been appointed to act as agent for the holders of shares of Common Stock in connection with the Merger and to receive the funds to which such holders shall become entitled pursuant to Article II.

(kk)         “Person” means any individual, corporation, partnership, limited partnership, limited liability company, trust, business trust, joint stock company, unincorporated association, joint venture, Governmental Entity or other entity or organization.

(ll)           “Release” when used in connection with Hazardous Substances, shall have the meaning ascribed to that term in 42 U.S.C. § 9601(22).

(mm)       “Remediation” means (a) any remedial action, response or removal as those terms are defined in 42 U.S.C. § 9601; or (b) any “corrective action” as that term has been construed by Governmental Entities pursuant to 42 U.S.C. § 6924.

(nn)         “Restricted Stock” means each share of Common Stock granted under the Option Plan or otherwise that is subject to vesting or other ownership or transfer restrictions (other than transfer restrictions pursuant to federal or state securities laws).

(oo)         “Right-of-Way Agreement” each right-of-way agreement, license agreement or other agreement permitting or requiring the Company or any of its Subsidiaries to lay, build, operate, maintain or place cable, wires, conduits or other equipment and facilities over land, underwater or underground.

(pp)         “Securities Act” means the Securities Act of 1933, as amended.

(qq)         “Stockholder” means any holder of record of shares of Common Stock immediately prior to the Effective Time.

(rr)           “Subsidiary” of any Person means another Person under the Control of such Person.

(ss)         “Superior Proposal” shall mean a bona fide written Takeover Proposal (except that references in the definition of “Takeover Proposal” to “20%” should be replaced by “66-2/3%”), on terms which the Company Board determines in good faith (after consultation with its financial advisors and taking into account all relevant factors) are more favorable from a financial point of view to the persons to whom it owes fiduciary duties under applicable Law than the Merger.

(tt)           “Takeover Proposal” shall mean any offer or proposal, or any indication of interest from any Person or group relating to any (i) direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company or its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 20% or more of the voting power of the Company, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of the voting power of the Company or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

(uu)         “Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any and all taxes, assessments, fees, levies, duties, surcharges, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or other federal, state, local or foreign tax authority, including, without limitation, any net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value added transfer, telecommunications, or environmental tax, or any other tax, custom, duty or other like assessment or charge of any kind whatsoever (including telecommunications fees and surcharges); (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including, without limitation, any liability under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law); and (iii) any liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

(vv)         “Tax Return” means any return, declaration, report, claim for refund or information return or statement (including any documents, statements or schedules attached thereto and amendment thereof) filed or required to be filed with any Governmental Entity or other federal, state, local or foreign tax authority with respect to Taxes.

SECTION 9.2                                             Terms Defined Elsewhere.

The following terms are defined elsewhere in this Agreement, as indicated below:

2007 10-K	Section 3.6
Agreement	Preamble
Acquisition Agreement	Section 5.5
Certificate of Merger	Section 1.2
Certificates	Section 2.2
Closing	Section 1.2
Closing Date	Section 1.2
Commitment Letters	Section 4.8
Communications Licenses	Section 3.12
Company	Preamble
Company 401(k) Plan	Section 5.14
Company Adverse Recommendation Change	Section 5.5
Company Board	Section 3.2
Company Expense Reimbursement Amount	Section 7.3
Company Intellectual Property	Section 3.13
Company Registered IP	Section 3.13
Company SEC Reports	Section 3.5
Company Stockholders’ Meeting	Section 5.4
Company Recommendation	Section 3.2
Company Termination Fee	Section 7.3
Covered Persons	Section 5.8
DGCL	Introduction
Disclosure Schedule	Article 3

Dissenting Shares	Section 2.3
Effective Time	Section 1.2
Exchange Act	Section 3.5
FCC	Section 3.4
FCC Consents	Section 5.6
Financing	Section 4.8
Interconnection or Carrier Agreement	Section 3.9
IRUs	Section 3.9
Lenders	Section 4.8
Material Contract	Section 3.9
Material Communications Licenses	Section 3.12
Merger	Section 1.1
Merger Consideration	Section 2.1
Merger Sub	Preamble
Municipal Franchising Authority	Section 3.4
Municipal Franchising Authority Consents	Section 5.6
Network Facility Agreement	Section 3.9
Notice of Adverse Recommendation	Section 5.5
Other Filings	Section 5.3
Parachute Payments	Section 5.14
Parent	Preamble
Parent Termination Fee	Section 7.3
Permits	Section 3.12
Preferred Stock	Section 3.3
Proxy Statement	Section 5.3
Representatives	Section 5.5

Required Company Stockholders	Section 3.3
Sarbanes-Oxley Act	Section 3.5
SEC	Section 3.5
State PUC	Section 3.4
State PUC Consents	Section 5.6
Surviving Corporation	Section 1.1
Termination Date	Section 7.1
Unicomm Acquisition Agreement	Section 5.1
Voting Agreement	Introduction

SECTION 9.3                                             Interpretation.

(a)           The parties hereto and their respective counsel have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as drafted jointly by the parties hereto with the advice and participation of counsel and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

(b)           For purposes of this Agreement: (i) the headings contained in this Agreement are for reference purposes only and shall in no way modify or restrict any of the terms or provisions hereof, (ii) except as expressly provided herein, the terms “include,” “includes” or “including” are not limiting, (iii) the words “hereof” and “herein” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iv) article, section, paragraph, exhibit, annex and schedule references are to the articles, sections, paragraphs, exhibits, annexes and schedules of this Agreement unless otherwise specified, (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders, (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns, (vii) a reference to any Laws or other legislation or to any provision of any Law or legislation shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto, (viii) all references to “$”or “dollars” shall be deemed references to United States dollars and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.

[Signature Page Follows]

The parties hereto, intending to be legally bound hereby, have duly executed this Agreement and Plan of Merger as of the date first above written.

ESCHELON TELECOM, INC.

By:	/s/ RICHARD A. SMITH
	Name:	Richard A. Smith
	Title:	Chief Executive Officer and President

INTEGRA TELECOM HOLDINGS, INC.

By:	/s/ DUDLEY R. SLATER
	Name:	Dudley R. Slater
	Title:	Chief Executive Officer

ITH ACQUISITION CORP.

By:	/s/ DUDLEY R. SLATER
	Name:	Dudley R. Slater
	Title:	Chief Executive Officer